CREDIT SUISSE

Financial Release 2Q13

On or about July 31, 2013, we will publish our Financial Report 2Q13 which will include additional financial statements disclosures.

Financial highlights
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Net income (CHF million)
Net income attributable to shareholders	1,045	1,303	788	(20)	33	2,348	832	182
Earnings per share (CHF)
Basic earnings per share	0.54	0.76	0.46	(29)	17	1.31	0.51	157
Diluted earnings per share	0.52	0.75	0.44	(31)	18	1.28	0.49	161
Return on equity (%, annualized)
Return on equity attributable to shareholders	10.1	14.2	9.2	–	–	12.0	4.9	–
Core Results (CHF million) [1]
Net revenues	6,904	7,099	6,227	(3)	11	14,003	12,095	16
Provision for credit losses	51	22	25	132	104	73	59	24
Total operating expenses	5,319	5,255	5,091	1	4	10,574	10,885	(3)
Income before taxes	1,534	1,822	1,111	(16)	38	3,356	1,151	192
Core Results statement of operations metrics (%) [1]
Cost/income ratio	77.0	74.0	81.8	–	–	75.5	90.0	–
Pre-tax income margin	22.2	25.7	17.8	–	–	24.0	9.5	–
Effective tax rate	31.0	28.0	28.0	–	–	29.4	25.6	–
Net income margin [2]	15.1	18.4	12.7	–	–	16.8	6.9	–
Assets under management and net new assets (CHF billion)
Assets under management	1,296.6	1,311.6	1,213.1	(1.1)	6.9	1,296.6	1,213.1	6.9
Net new assets	7.6	12.0	4.4	(36.7)	72.7	19.6	(1.3)	–
Balance sheet statistics (CHF million)
Total assets	919,903	946,618	1,043,455	(3)	(12)	919,903	1,043,455	(12)
Net loans	246,186	248,995	239,164	(1)	3	246,186	239,164	3
Total shareholders' equity	42,402	37,825	34,774	12	22	42,402	34,774	22
Tangible shareholders' equity [3]	33,611	28,985	25,831	16	30	33,611	25,831	30
Book value per share outstanding (CHF)
Total book value per share	26.63	28.83	27.10	(8)	(2)	26.63	27.10	(2)
Tangible book value per share [3]	21.11	22.09	20.13	(4)	5	21.11	20.13	5
Shares outstanding (million)
Common shares issued	1,594.3	1,339.7	1,286.6	19	24	1,594.3	1,286.6	24
Treasury shares	(2.3)	(27.5)	(3.5)	(92)	(34)	(2.3)	(3.5)	(34)
Shares outstanding	1,592.0	1,312.2	1,283.1	21	24	1,592.0	1,283.1	24
Market capitalization
Market capitalization (CHF million)	39,937	33,371	22,207	20	80	39,937	22,207	80
Market capitalization (USD million)	42,185	35,099	23,583	20	79	42,185	23,583	79
BIS statistics (Basel III) [4]
Risk-weighted assets (CHF million)	289,747	298,155	–	(3)	–	289,747	–	–
Tier 1 ratio (%)	15.9	15.1	–	–	–	15.9	–	–
CET 1 ratio (%)	15.3	14.6	–	–	–	15.3	–	–
Number of employees (full-time equivalents)
Number of employees	46,300	46,900	48,200	(1)	(4)	46,300	48,200	(4)
1 Refer to "Credit Suisse Reporting structure and Core Results" in I – Credit Suisse results – Credit Suisse for further information on Core Results.
2 Based on amounts attributable to shareholders.
3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity.
4 Basel III became effective as of January 1, 2013.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders

Our results for the second quarter and first half of 2013 demonstrate that our business model is performing well and delivering solid revenues, while we continue to make progress in reducing our cost base and balance sheet, thus generating good returns.
For the second quarter of 2013, we delivered Core pre-tax income of CHF 1,534 million, an increase of 38% compared to last year’s second quarter, and net income attributable to shareholders of CHF 1,045 million. Our return on equity was 10% for the quarter. For the first half of 2013, we reported Core pre-tax income of CHF 3,356 million, an increase of 192% compared to the first half of last year, net income attributable to shareholders of CHF 2,348 million and a return on equity of 12%. Excluding certain significant items, such as business realignment costs and fair value gains on own debt due to the widening of our own credit spreads, we delivered underlying* Core pre-tax income of CHF 3,587 million, underlying* net income attributable to shareholders of CHF 2,503 million and an underlying* return on equity of 13%.
Our Look-through Swiss Core Capital ratio significantly increased from 9.6% at the end of the first quarter to 10.4% at the end of the second quarter 2013. We are pleased to have exceeded our target of 10% for the middle of this year. Operating under Basel III, we are generating one of the highest returns on equity in our peer group with a strong capital base.

Performance of our businesses in the second quarter
In Private Banking & Wealth Management, we delivered pre-tax income of CHF 917 million for the second quarter of 2013. Net revenues of CHF 3,424 million were stable compared to the second quarter of the previous year, as higher transaction- and performance-based revenues, and higher recurring commissions and fees were offset by lower other revenues and lower net interest income. Total operating expenses of CHF 2,461 million were 3% higher than in the prior-year quarter, mainly driven by an expense provision of CHF 100 million relating to the withholding tax treaty between Switzerland and the UK. Excluding the UK withholding tax charge, Private Banking & Wealth Management pre-tax income was CHF 1,017 million. The cost/income ratio improved to 69% on the same basis. Private Banking & Wealth Management generated net new assets of CHF 7.6 billion in the second quarter, with strong inflows in Wealth Management Clients from emerging markets and from our ultra-high-net-worth individual (UHNWI) client segment, partially offset by continued outflows in Western Europe. The gross margin in Wealth Management Clients improved to 111 basis points from 109 basis points in the prior quarter, mainly reflecting higher transaction- and performance-based revenues and a stable recurring commissions and fees margin.
In Investment Banking, we generated pre-tax income of CHF 754 million − more than double the CHF 314 million recorded in the prior-year quarter. Net revenues of CHF 3,400 million increased 24% compared to the second quarter of 2012, reflecting higher revenues in the majority of our Investment Banking businesses. Total operating expenses of CHF 2,642 million increased 8% compared to the prior-year quarter, driven by higher litigation provisions and increased discretionary performance-related compensation expenses, reflecting higher results. Investment Banking delivered a strong return on Basel III allocated capital of 12% for the second quarter and 18% for the first six months of 2013, double the 9% reported in the first half of 2012 and supporting our through-the-cycle Group return on equity target of above 15%.

Strategic development of our businesses
We have significantly advanced the transformation of our business model. Since the third quarter of 2011, we have reduced our Look-through Basel III risk-weighted assets by CHF 89 billion, achieving our year-end 2013 target of CHF 285 billion six months earlier than planned. Over the past nine months, we have lowered our Swiss leverage exposure by CHF 147 billion as of the end of the second quarter of 2013 and are on track to meet our year-end 2013 target. Furthermore, we have exceeded our Look-through Swiss Core Capital ratio target of 10%.

The transformation of our Private Banking & Wealth Management business is well underway. Over the past six months, we have successfully established the integrated Private Banking & Wealth Management division, have intensified our focus on our core markets and businesses and are further optimizing the way in which we deliver our services and products to our clients. With our improved operating efficiency and our continued focus on targeted growth in the emerging markets and the UHNWI client segment, as well as our efforts to leverage our strong position in our Swiss home market, we are confident that we will achieve our targeted cost/income ratio of 65% and net new asset growth rate of 6% in the Wealth Management Clients business.
We are making continued progress in evolving our business model in Investment Banking in response to the changed market and regulatory environment. Compared to peak levels in the third quarter of 2011, we have reduced the division’s risk-weighted assets by USD 112 billion to USD 177 billion and we are thus close to our year-end target of USD 175 billion. As of the end of the second quarter of 2013, we lowered the Swiss leverage exposure in Investment Banking to USD 909 billion and we are on track to reach our target of USD 840 billion by end-2013. In the first six months of 2013, we improved the cost/income ratio to 72% from 82% in the prior-year period. This demonstrates our successful transition to Basel III, the effectiveness of our diversified business model and our significantly improved capital and operating efficiency.
We would like to thank our shareholders and clients for the trust they have placed in Credit Suisse and, in particular, our employees for their contribution to the success of our business.

Sincerely

Urs Rohner       Brady W. Dougan

July 2013

* Underlying results are non-GAAP financial measures. For a reconciliation of our underlying results to the most directly comparable US GAAP measures, see “Reconciliation to underlying results – Core Results” in I – Credit Suisse results – Information and developments in the 2Q13 financial report.

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. The calculation of Investment Banking’s return on Basel III allocated capital assumes 30%, 27% and 25% tax rates for 2Q13, 6M13 and 6M12 respectively, as well as capital allocated at 10% of Basel III risk-weighted assets.

Financial Release 2Q13

Financial Release 2Q13
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

On or about July 31, 2013, we will publish and file with the SEC our Financial Report 2Q13, which will include additional disclosures on:

– investment securities;
– loans, allowance for loan losses and credit quality;
– long-term debt;
– accumulated other comprehensive income;
– offsetting of financial assets and financial liabilities;
– tax;
– derivatives and hedging activities;
– guarantees and commitments;
– transfers of financial assets and variable interest entities;
– fair value of financial instruments; and
– assets pledged and collateral.

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.

Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance

Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 46,300 employees from approximately 100 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture diverse growth opportunities around the world. We serve our diverse clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Assets under management

Operating environment

Global economic growth was relatively resilient in 2Q13, but weakened in some emerging markets. Equity markets ended the quarter slightly stronger. Bond yields increased significantly, particularly after the US Federal Reserve indicated that it may reduce asset purchases earlier than markets anticipated. Gold prices declined substantially.

Economic environment

The global economy was relatively resilient in 2Q13. According to economic indicators, business activity expanded slightly, though remained subdued. In the US, the impact to date of the automatic government spending cuts was less negative than expected. The US labor market improved, and the housing market continued its recovery. The eurozone economy showed some early signs of stabilization, with some purchasing managers’ indices improving to their best levels in more than a year, though still signaling weak conditions. Growth in several emerging economies decelerated. Chinese industrial production and retail sales metrics indicated a slower pace of growth.
The US Federal Reserve (Fed) announced after its June 2013 meeting that it may reduce the pace of its financial asset purchases associated with its quantitative easing program later this year and could discontinue them altogether in mid-2014 if economic conditions evolve as the central bank expects. In early May, the European Central Bank (ECB) cut its main refinancing rate to a historic low of 0.5% and signaled that a negative deposit rate was an available measure. Concerns continued to be expressed in the EU about tight bank credit conditions faced by small- and medium-sized enterprises, particularly in southern member states of the eurozone. The Bank of Japan (BoJ) announced a massive monetary stimulus program in April in order to achieve a 2% inflation target within two years. As part of the program the monetary base is targeted to almost double by year-end 2014.
After a strong start into the year, many equity markets reversed some of their gains. While cyclical stocks, such as materials and industrials company shares, and emerging markets underperformed due to fears of slowing economic growth, less monetary easing and rising interest rates, US markets and most European markets were resilient overall (refer to the charts “Equity markets”). Exchange-traded volumes on average improved compared to 1Q13 but remained below historical averages. Equity market volatility, as indicated by the Chicago Board Options Exchange Market Volatility Index (VIX), started to increase in June (refer to the charts “Equity markets”). The Dow Jones Credit Suisse Hedge Fund Index increased 0.1% in 2Q13.

In fixed income, yields increased significantly over the course of 2Q13, reflecting a change in market expectation with regard to the future course of asset purchases by the Fed (refer to the charts “Yield curves”). The eurozone periphery was also impacted by increasing real yields for German Bunds. However, yields for Italian, Spanish and Portuguese bonds remained below the high levels seen in 2012. Corporate investment grade credit spreads widened moderately in US dollars, while they tightened slightly in euros. High yield and emerging markets credit spreads, however, widened considerably in June given the Fed asset purchasing concerns.
The US dollar showed a mixed performance in 2Q13 against the euro. It initially weakened but rebounded at the end of the quarter with the Fed announcement and the related rise of US yields. Commodity currencies, such as the Australian dollar, weakened sharply against the US dollar, mainly due to a decline in commodity prices. The Swiss franc ended the quarter almost unchanged against the US dollar, but weakened slightly against the euro, mainly due to less demand for safe haven assets. The Japanese yen continued to weaken with increased volatility after the BoJ announced its monetary stimulus program.
Overall, commodity prices declined during the quarter, with the Credit Suisse Commodity Benchmark decreasing more than 7%. Lower inflation expectations triggered significant selling activity in gold and silver markets, with gold prices declining more than 23%. The West Texas Intermediate oil price was relatively stable. Toward the end of the quarter, agriculture markets weakened amid expectations of increased supply in the current year.

Market volumes (growth in %)
	Global		Europe
end of 2Q13	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	4	(9)	3	(7)
Announced mergers and acquisitions [2]	(11)	(10)	(7)	(13)
Completed mergers and acquisitions [2]	(10)	(16)	(2)	13
Equity underwriting [2]	16	56	47	190
Debt underwriting [2]	(16)	33	(16)	57
Syndicated lending - investment grade [2,3]	(4)	(6)	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ.
2 Dealogic.
3 6M13 vs 6M12.

Sector environment

European bank stocks underperformed the broader equity market as measured by the MSCI World index during the quarter, decreasing 4%. North American banks, however, outperformed the broader equity market in 2Q13, increasing 5% (refer to the charts “Equity Markets”).
In private banking, clients continued to be cautious given ongoing market uncertainty with cash deposits remaining high despite low interest rates. The low interest rate environment continued to limit earnings in Swiss retail banking, and concerns about the real estate market overheating in certain areas of Switzerland continued. The wealth management sector continued to adapt to further industry-specific regulatory charges.
In investment banking, global completed mergers and acquisitions (M&A) volumes declined compared to 2Q12 and 1Q13, reflecting subdued industry activity. Global debt underwriting volumes increased compared to 2Q12, driven by strong high yield volumes and higher investment grade volumes. Volumes declined quarter on quarter, driven by lower investment grade and high yield volumes. Global equity underwriting volumes increased significantly year on year, driven by higher issuance volumes across follow-on offerings, convertibles and initial public offerings (IPOs). Volumes also increased quarter on quarter, primarily due to substantially higher IPO issuance volumes. Global equity trading volumes declined year over year, driven by lower activity in both European and US markets. However, volumes increased quarter on quarter in both US and European markets, reflecting improved trading conditions relative to 1Q13. US fixed income volumes, including treasuries, federal agency, mortgage backed and corporates, were higher year on year and quarter on quarter. The investment banking sector overall continued to adjust its business model as necessitated by regulatory change.

Credit Suisse

In 2Q13, we recorded net income attributable to shareholders of CHF 1,045 million. Diluted earnings per share were CHF 0.52 and return on equity attributable to shareholders was 10.1%.

Results
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Statements of operations (CHF million)
Net revenues	7,026	7,170	6,261	(2)	12	14,196	12,298	15
Provision for credit losses	51	22	25	132	104	73	59	24
Compensation and benefits	2,973	3,024	3,005	(2)	(1)	5,997	6,716	(11)
General and administrative expenses	1,901	1,754	1,673	8	14	3,655	3,326	10
Commission expenses	462	479	427	(4)	8	941	868	8
Total other operating expenses	2,363	2,233	2,100	6	13	4,596	4,194	10
Total operating expenses	5,336	5,257	5,105	2	5	10,593	10,910	(3)
Income before taxes	1,639	1,891	1,131	(13)	45	3,530	1,329	166
Income tax expense	475	510	311	(7)	53	985	295	234
Net income	1,164	1,381	820	(16)	42	2,545	1,034	146
Net income attributable to noncontrolling interests	119	78	32	53	272	197	202	(2)
Net income attributable to shareholders	1,045	1,303	788	(20)	33	2,348	832	182
Earnings per share (CHF)
Basic earnings per share	0.54	0.76	0.46	(29)	17	1.31	0.51	157
Diluted earnings per share	0.52	0.75	0.44	(31)	18	1.28	0.49	161
Return on equity (%, annualized)
Return on equity attributable to shareholders	10.1	14.2	9.2	–	–	12.0	4.9	–
Return on tangible equity attributable to shareholders [1]	12.8	18.6	12.5	–	–	15.5	6.6	–
Number of employees (full-time equivalents)
Number of employees	46,300	46,900	48,200	(1)	(4)	46,300	48,200	(4)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	2Q13	1Q13	2Q12	2Q13	1Q13	2Q12	2Q13	1Q13	2Q12
Statements of operations (CHF million)
Net revenues	6,904	7,099	6,227	122	71	34	7,026	7,170	6,261
Provision for credit losses	51	22	25	0	0	0	51	22	25
Compensation and benefits	2,961	3,023	3,000	12	1	5	2,973	3,024	3,005
General and administrative expenses	1,896	1,753	1,664	5	1	9	1,901	1,754	1,673
Commission expenses	462	479	427	0	0	0	462	479	427
Total other operating expenses	2,358	2,232	2,091	5	1	9	2,363	2,233	2,100
Total operating expenses	5,319	5,255	5,091	17	2	14	5,336	5,257	5,105
Income before taxes	1,534	1,822	1,111	105	69	20	1,639	1,891	1,131
Income tax expense	475	510	311	0	0	0	475	510	311
Net income	1,059	1,312	800	105	69	20	1,164	1,381	820
Net income attributable to noncontrolling interests	14	9	12	105	69	20	119	78	32
Net income attributable to shareholders	1,045	1,303	788	–	–	–	1,045	1,303	788
Statement of operations metrics (%)
Cost/income ratio	77.0	74.0	81.8	–	–	–	75.9	73.3	81.5
Pre-tax income margin	22.2	25.7	17.8	–	–	–	23.3	26.4	18.1
Effective tax rate	31.0	28.0	28.0	–	–	–	29.0	27.0	27.5
Net income margin [1]	15.1	18.4	12.7	–	–	–	14.9	18.2	12.6
1 Based on amounts attributable to shareholders.

Credit Suisse reporting structure and Core Results
Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Core Results

In 2Q13, we recorded net income attributable to shareholders of CHF 1,045 million. Net revenues were CHF 6,904 million and total operating expenses were CHF 5,319 million.
Results in 2Q13 included fair value gains from movements in own credit spreads of CHF 130 million before tax and realignment costs of CHF 133 million before tax.
We recorded net new assets of CHF 7.6 billion in Private Banking & Wealth Management.
Our Basel III CET1 ratio was 15.3% as of the end of 2Q13. Our Swiss Core Capital ratio was 15.7% and our Look-through Swiss Core Capital ratio was 10.4% as of the end of 2Q13.

Core Results
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Statements of operations (CHF million)
Net interest income	2,639	1,802	1,633	46	62	4,441	3,494	27
Commissions and fees	3,617	3,334	3,123	8	16	6,951	6,292	10
Trading revenues	383	1,807	1,147	(79)	(67)	2,190	1,327	65
Other revenues	265	156	324	70	(18)	421	982	(57)
Net revenues	6,904	7,099	6,227	(3)	11	14,003	12,095	16
Provision for credit losses	51	22	25	132	104	73	59	24
Compensation and benefits	2,961	3,023	3,000	(2)	(1)	5,984	6,707	(11)
General and administrative expenses	1,896	1,753	1,664	8	14	3,649	3,310	10
Commission expenses	462	479	427	(4)	8	941	868	8
Total other operating expenses	2,358	2,232	2,091	6	13	4,590	4,178	10
Total operating expenses	5,319	5,255	5,091	1	4	10,574	10,885	(3)
Income before taxes	1,534	1,822	1,111	(16)	38	3,356	1,151	192
Income tax expense	475	510	311	(7)	53	985	295	234
Net income	1,059	1,312	800	(19)	32	2,371	856	177
Net income attributable to noncontrolling interests	14	9	12	56	17	23	24	(4)
Net income attributable to shareholders	1,045	1,303	788	(20)	33	2,348	832	182
Statement of operations metrics (%)
Cost/income ratio	77.0	74.0	81.8	–	–	75.5	90.0	–
Pre-tax income margin	22.2	25.7	17.8	–	–	24.0	9.5	–
Effective tax rate	31.0	28.0	28.0	–	–	29.4	25.6	–
Net income margin [1]	15.1	18.4	12.7	–	–	16.8	6.9	–
Number of employees (full-time equivalents)
Number of employees	46,300	46,900	48,200	(1)	(4)	46,300	48,200	(4)
1 Based on amounts attributable to shareholders.

Results overview

Certain reclassifications have been made to prior periods to conform to the current presentation.

In Private Banking & Wealth Management, net revenues of CHF 3,424 million were stable compared to 2Q12, as higher transaction- and performance-based revenues and higher recurring commissions and fees were offset by lower other revenues and lower net interest income. Higher transaction- and performance-based revenues reflected improved client activity with significantly higher brokerage and product issuing fees, and higher carried interest on realized private equity gains, higher equity participations income and higher foreign exchange fees from client transactions. These increases were partially offset by lower performance fees from our Hedging-Griffo subsidiary. Recurring commissions and fees increased 5% due to higher revenues across most revenue categories. Lower other revenues mainly reflected a gain of CHF 66 million from the partial sales of our investment in Aberdeen Asset Management and gains of CHF 41 million related to the sale of a non-core business, both in 2Q12. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on higher average deposit volumes and slightly higher loan margins on higher average loan volumes.
In Investment Banking, net revenues of CHF 3,400 million were up 24% compared to 2Q12. We delivered strong results in 2Q13, with less volatile results from a year ago, reflecting the effectiveness of our diversified and capital efficient Investment Banking business model. Fixed income sales and trading revenues increased compared to 2Q12, driven by higher results across most of our businesses. 2Q13 was characterized by a strong first half of the quarter, followed by more challenging conditions in the latter part due to market volatility resulting from rising interest rates which had an adverse impact on client activity. Equity sales and trading revenues increased compared to 2Q12, driven by higher client activity, improved market conditions and strong market shares across most of our equities businesses. Underwriting and advisory results were higher compared to 2Q12 as higher debt and equity underwriting revenues were partially offset by lower M&A fees.
> Refer to “Private Banking & Wealth Management” and “Investment Banking” for further information.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 2Q13, losses before taxes were CHF 137 million, including business realignment costs of CHF 133 million, primarily consisting of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives. 2Q13 results also included fair value gains on our long-term vanilla debt of CHF 17 million, debit valuation adjustments (DVA) gains on certain structured notes liabilities of CHF 79 million and fair value gains on stand-alone derivatives of CHF 34 million, resulting in overall fair value gains on such items of CHF 130 million in the quarter. The fair value gains on own vanilla debt reflected the widening of credit spreads on senior and subordinated debt across most currencies.
> Refer to “Impact from movements in own credit spreads” for further information.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and DVA relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
> Refer to “Impact from movements in own credit spreads” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2012 for further information.

in	2Q13	1Q13	2Q12	6M13	6M12
Net income/(loss) attributable to shareholders, excluding impact from movements in own credit spreads (CHF million)	927	1,370	770	2,297	1,924
Fair value gains/(losses) from movements in own credit spreads	130	(80)	39	50	(1,515)
Of which fair value gains/(losses) on own long-term vanilla debt	17	(37)	109	(20)	(785)
Of which fair value gains/(losses) from DVA on structured notes	79	(41)	(18)	38	(500)
Of which fair value gains/(losses) on stand-alone derivatives	34	(2)	(52)	32	(230)
Tax expense/(benefit)	12	(13)	21	(1)	(423)
Net income attributable to shareholders	1,045	1,303	788	2,348	832
For the effect of these items on capital, refer to "Capital management" in II – Treasury, risk, balance sheet and off-balance sheet.

Core Results reporting by division
	in			% change		in		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Net revenues (CHF million)
Wealth Management Clients	2,337	2,232	2,298	5	2	4,569	4,535	1
Corporate & Institutional Clients	525	520	534	1	(2)	1,045	1,071	(2)
Asset Management	562	533	566	5	(1)	1,095	1,267	(14)
Private Banking & Wealth Management	3,424	3,285	3,398	4	1	6,709	6,873	(2)
Investment Banking	3,400	3,945	2,751	(14)	24	7,345	6,710	9
Corporate Center	80	(131)	78	–	3	(51)	(1,488)	(97)
Net revenues	6,904	7,099	6,227	(3)	11	14,003	12,095	16
Provision for credit losses (CHF million)
Wealth Management Clients	20	19	29	5	(31)	39	49	(20)
Corporate & Institutional Clients	26	9	11	189	136	35	30	17
Private Banking & Wealth Management	46	28	40	64	15	74	79	(6)
Investment Banking	4	(6)	(15)	–	–	(2)	(20)	(90)
Corporate Center	1	0	0	–	–	1	0	–
Provision for credit losses	51	22	25	132	104	73	59	24
Total operating expenses (CHF million)
Wealth Management Clients	1,788	1,702	1,677	5	7	3,490	3,453	1
Corporate & Institutional Clients	255	261	278	(2)	(8)	516	549	(6)
Asset Management	418	413	426	1	(2)	831	864	(4)
Private Banking & Wealth Management	2,461	2,376	2,381	4	3	4,837	4,866	(1)
Investment Banking	2,642	2,651	2,452	0	8	5,293	5,509	(4)
Corporate Center	216	228	258	(5)	(16)	444	510	(13)
Total operating expenses	5,319	5,255	5,091	1	4	10,574	10,885	(3)
Income/(loss) before taxes (CHF million)
Wealth Management Clients	529	511	592	4	(11)	1,040	1,033	1
Corporate & Institutional Clients	244	250	245	(2)	0	494	492	0
Asset Management	144	120	140	20	3	264	403	(34)
Private Banking & Wealth Management	917	881	977	4	(6)	1,798	1,928	(7)
Investment Banking	754	1,300	314	(42)	140	2,054	1,221	68
Corporate Center	(137)	(359)	(180)	(62)	(24)	(496)	(1,998)	(75)
Income before taxes	1,534	1,822	1,111	(16)	38	3,356	1,151	192

Provision for credit losses were net provisions of CHF 51 million in 2Q13, with net provisions of CHF 46 million in Private Banking & Wealth Management and CHF 4 million in Investment Banking.
Total operating expenses of CHF 5,319 million were up 4% compared to 2Q12, primarily reflecting 14% higher general and administrative expenses, mainly driven by higher litigation provisions in Investment Banking and an expense provision in Private Banking & Wealth Management of CHF 100 million related to the withholding tax treaty between Switzerland and the UK. Compensation and benefits were stable at CHF 2,961 million compared to 2Q12, as a decrease in salaries was offset by higher pension expenses, both reflecting headcount reductions resulting from our cost efficiency initiatives.
Income tax expense of CHF 475 million recorded in 2Q13 mainly reflected the impact of the geographical mix of results and a tax charge related to re-assessment of a pre-existing deferred tax asset in Switzerland due to changes in earnings-mix assumptions in the current year. Overall, net deferred tax assets decreased CHF 374 million to CHF 6,434 million as of the end of 2Q13 compared to 1Q13. Deferred tax assets on net operating losses decreased by CHF 58 million to CHF 1,857 million during 2Q13. The Core Results effective tax rate was 31.0% in 2Q13, compared to 28.0% in 1Q13.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Core Results reporting by region
	in			% change		in		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Net revenues (CHF million)
Switzerland	1,867	1,792	1,919	4	(3)	3,659	3,837	(5)
EMEA	1,711	1,947	1,705	(12)	0	3,658	3,736	(2)
Americas	2,431	2,551	2,000	(5)	22	4,982	4,618	8
Asia Pacific	815	940	525	(13)	55	1,755	1,392	26
Corporate Center	80	(131)	78	–	3	(51)	(1,488)	(97)
Net revenues	6,904	7,099	6,227	(3)	11	14,003	12,095	16
Income/(loss) before taxes (CHF million)
Switzerland	694	560	738	24	(6)	1,254	1,405	(11)
EMEA	183	600	227	(70)	(19)	783	618	27
Americas	573	669	419	(14)	37	1,242	1,038	20
Asia Pacific	221	352	(93)	(37)	–	573	88	–
Corporate Center	(137)	(359)	(180)	(62)	(24)	(496)	(1,998)	(75)
Income before taxes	1,534	1,822	1,111	(16)	38	3,356	1,151	192
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Assets under management of CHF 1,296.6 billion decreased 1.1% compared to the end of 1Q13, as negative market movements and adverse foreign exchange-related movements were partially offset by solid net new assets. Wealth Management Clients contributed net new assets of CHF 7.5 billion with continued strong inflows from emerging markets and from our ultra-high-net-worth individual (UHNWI) client segment, partially offset by continued outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported outflows of CHF 0.2 billion, driven by a small number of large Swiss institutional clients rebalancing their investment strategy out of some of our index products into cash. Asset Management reported net new assets of CHF 1.5 billion in 2Q13 with inflows mainly in credit, hedge fund and fixed income and equities products and multi-asset class solutions, partially offset by outflows from index strategies and outflows of CHF 1.0 billion from businesses we decided to exit.

Information and developments

Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our calculations of 4Q12 capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

Key performance indicators
Our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions reflect our strategic plan, the regulatory environment and the market cycle. Income statement-based KPIs are measured on the basis of underlying results, which are non-GAAP financial measures.
> Refer to “Reconciliation to underlying results – Core Results” for further information on underlying results.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking for further information on divisional KPIs.

Collaboration revenues
Beginning 2Q13, collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the

Group’s divisions participate in a transaction. Additionally, within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand. Prior period measures of collaboration revenues were not materially impacted by this change and have not been restated. Collaboration revenues are measured by a dedicated governance structure and implemented through an internal revenue sharing structure. Only the net revenues generated by a transaction are considered. Position risk related to trading revenues, private equity and other investment-related gains, valuation adjustments and centrally managed treasury revenues are not included in collaboration revenues.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.

in / end of	Target	2Q13	6M13	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	17.3	16.1	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	3.4	15.7	4.8
Total shareholder return of peer group [1,2]	–	5.8	8.8	49.2
Return on equity attributable to shareholders (annualized) – underlying [3]	Above 15%	10.0	12.8	10.0
Core Results cost/income ratio – underlying [3]	Below 70%	76.3	73.8	79.8
Capital (%)
Look-through Swiss Core Capital ratio	Above 10%	10.4	10.4	9.0
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

3 Measured on the basis of underlying results. Refer to "Reconciliation to underlying results – Core Results" for further information on underlying results.

Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.2 billion in 2013, CHF 3.8 billion by the end of 2014 and CHF 4.4 billion by the end of 2015. These targets are measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses. The majority of the expected future savings will be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions. We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the creation of the integrated Private Banking & Wealth Management division, rationalization of front office and support functions, including simplification of our operating platform, streamlining of the offshore affluent and Swiss client coverage model and from announced divestitures. Within Investment Banking, we expect to deliver cost benefits from initiatives already completed in 2012, from continuing to review and realize efficiencies across business lines and geographic regions and from continuing to refine our business mix and align resources with highest returning opportunities. We expect to incur approximately CHF 1.6 billion of business realignment costs associated with these measures during the course of 2013 to 2015.
We incurred CHF 133 million of business realignment costs associated with these measures in 2Q13.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2012 for further information.

Overview of results
	Private Banking & Wealth Management			Investment Banking			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse
in / end of period	2Q13	1Q13	2Q12	2Q13	1Q13	2Q12	2Q13		1Q13		2Q12		2Q13	1Q13	2Q12		2Q13	1Q13	2Q12	2Q13	1Q13	2Q12
Statements of operations (CHF million)
Net revenues	3,424	3,285	3,398	3,400	3,945	2,751	80		(131)		78		6,904	7,099	6,227		122	71	34	7,026	7,170	6,261
Provision for credit losses	46	28	40	4	(6)	(15)	1		0		0		51	22	25		0	0	0	51	22	25
Compensation and benefits	1,353	1,379	1,412	1,466	1,485	1,408	142		159		180		2,961	3,023	3,000		12	1	5	2,973	3,024	3,005
General and administrative expenses	896	794	783	934	915	812	66		44		69		1,896	1,753	1,664		5	1	9	1,901	1,754	1,673
Commission expenses	212	203	186	242	251	232	8		25		9		462	479	427		0	0	0	462	479	427
Total other operating expenses	1,108	997	969	1,176	1,166	1,044	74		69		78		2,358	2,232	2,091		5	1	9	2,363	2,233	2,100
Total operating expenses	2,461	2,376	2,381	2,642	2,651	2,452	216		228		258		5,319	5,255	5,091		17	2	14	5,336	5,257	5,105
Income/(loss) before taxes	917	881	977	754	1,300	314	(137)		(359)		(180)		1,534	1,822	1,111		105	69	20	1,639	1,891	1,131
Income tax expense	–	–	–	–	–	–	–		–		–		475	510	311		0	0	0	475	510	311
Net income	–	–	–	–	–	–	–		–		–		1,059	1,312	800		105	69	20	1,164	1,381	820
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–		–		–		14	9	12		105	69	20	119	78	32
Net income attributable to shareholders	–	–	–	–	–	–	–		–		–		1,045	1,303	788		–	–	–	1,045	1,303	788
Statement of operations metrics (%)
Cost/income ratio	71.9	72.3	70.1	77.7	67.2	89.1	–		–		–		77.0	74.0	81.8		–	–	–	75.9	73.3	81.5
Pre-tax income margin	26.8	26.8	28.8	22.2	33.0	11.4	–		–		–		22.2	25.7	17.8		–	–	–	23.3	26.4	18.1
Effective tax rate	–	–	–	–	–	–	–		–		–		31.0	28.0	28.0		–	–	–	29.0	27.0	27.5
Net income margin	–	–	–	–	–	–	–		–		–		15.1	18.4	12.7		–	–	–	14.9	18.2	12.6
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,682	9,670	9,911	19,939	19,292	20,103	2,254	[2]	2,250	[2]	2,552	[2]	31,856	31,193	32,544		–	–	–	31,856	31,193	32,544
Pre-tax return on average utilized economic capital (%) [3]	38.5	37.1	40.1	15.6	27.5	6.9	–		–		–		19.8	23.9	14.3		–	–	–	21.1	24.8	14.5
Balance sheet statistics (CHF million)
Total assets [4]	279,340	284,588	277,922	561,980	582,272	650,591	74,316		75,339		110,350		915,636	942,199	1,038,863		4,267	4,419	4,592	919,903	946,618	1,043,455
Net loans	214,292	212,238	202,529	31,872	36,735	36,623	22		22		12		246,186	248,995	239,164		–	–	–	246,186	248,995	239,164
Goodwill	2,426	2,448	2,516	6,128	6,136	6,149	–		–		–		8,554	8,584	8,665		–	–	–	8,554	8,584	8,665
Number of employees (full-time equivalents)
Number of employees	26,500	27,000	27,300	19,500	19,600	20,000	300		300		900		46,300	46,900	48,200		–	–	–	46,300	46,900	48,200
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2 Includes diversification benefit.
3 Calculated using a return excluding interest costs for allocated goodwill.
4 Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.

Share issuances
In 2Q13, we issued 200.0 million Group shares out of conditional, conversion and authorized capital in connection with the conversion of mandatory and contingent convertible securities (MACCS). The shares were delivered on April 8, 2013.
At the April 2013 Annual General Meeting (AGM), shareholders approved a distribution in the form of CHF 0.10 per registered share in cash and in the form of new shares with an equivalent value of approximately CHF 0.65 per registered share for the 2012 financial year. As a result, we issued 37.6 million new Group shares out of authorized capital in May 2013.
We also issued 17.1 million new Group shares in connection with share-based compensation awards.
> Refer to “Additional share information” in III – Condensed consolidated financial statements – unaudited – Note 19 – Accumulated other comprehensive income and additional share information for further information on share issuances.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2012 for further information.

Board of Directors and Management changes
At our AGM in April 2013, shareholders approved the election of Kai S. Nargolwala as a new member to the Board of Directors, and the re-election of Noreen Doyle and Jassim Bin Hamad J.J. Al Thani, each for a term of three years. Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz retired from the Board of Directors at the AGM 2013.
In July 2013, we announced that effective January 1, 2014 Joachim Oechslin will succeed Tobias Guldimann as Chief Risk Officer and a member of the Executive Board. At such time, Mr. Guldimann will take on a new role as Head of Reputational Risk, Corporate Responsibility and Regulatory Policy, reporting to the Chairman of the Board of Directors.

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Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On April 15, 2013, the Fed and the US Federal Deposit Insurance Corporation (FDIC) released additional guidance requiring certain financial companies, including Credit Suisse, to provide additional analysis and data in future resolution plans, and extended the deadline to submit an updated plan from July 1, 2013 to October 1, 2013.
On June 4, 2013, the US Commodity Futures Trading Commission (CFTC) published new rules governing the regulation of swap execution facilities and the application of mandatory trade execution requirements for swaps. We expect that by the end of 2013 as a result of these rules, many or all of the standardized interest rate swaps and index credit default swaps (CDS) that the CFTC currently requires to be cleared will be required to be executed on a swap execution facility or exchange, rather than over-the-counter (OTC).
On July 1, 2013, Credit Suisse Securities (Europe) Limited (CSSEL), the entity through which we conduct certain of our equity swap trading business, registered with the CFTC as a swap dealer.
On July 12, 2013, the CFTC adopted final cross-border guidance and a temporary exemptive order governing the application of CFTC rules to non-US swap dealers, which include Credit Suisse International (CSI) and CSSEL. The guidance adopted by the CFTC allows non-US swap dealers to request substituted compliance, which permits non-US swap dealers to comply with comparable home country rules in lieu of complying with certain CFTC rules. In this regard, the European Commission (EC) and the European Securities and Markets Authority (ESMA) have made an application to the CFTC for substituted compliance on behalf of firms based in the EU, including CSI and CSSEL. Under the CFTC’s temporary exemptive order, CSI and CSSEL are not required to comply with certain CFTC requirements applicable to swap dealers for which substituted compliance would be available under the final guidance until the earlier of December 21, 2013 or 30 days after the issuance by the CFTC of a substituted compliance determination. If the CFTC rejects the EC/ESMA application or approves it on terms and conditions less favorable than expected, CSI and CSSEL could be subject to duplicative or conflicting requirements across multiple jurisdictions. In addition, the CFTC’s final cross-border guidance is highly complex and includes several concepts that were not readily apparent from the CFTC’s earlier proposals regarding the regulation of non-US swap dealers. While we are still evaluating the guidance, we believe it is possible that it could result in an unanticipated expansion of CFTC requirements to our non-US derivatives business or require us to restructure certain aspects of that business to come into compliance.
On June 27, 2013, the final text of the Capital Requirement Directive IV (CRD IV) was published in the Official Journal of the EU. With effect from January 1, 2014, CRD IV will replace the current CRD directive with new measures implementing Basel III and other requirements. Compliance with these requirements will include receiving certification by the UK’s Prudential Regulation Authority of models with respect to regulatory capital requirements of certain of our UK subsidiaries.
In July 2013, the Fed, FDIC and the Office of the Comptroller of the Currency released final capital rules that overhaul the existing US bank regulatory capital rules and implement the Basel III framework and certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The final rules are largely consistent with the Basel III framework published by the BCBS, although they diverge in several important respects due to requirements of the Dodd-Frank Act and do not address other, more recent aspects of the Basel III framework. Although we are not currently subject to US bank regulatory capital standards, if Credit Suisse is required to form an intermediate holding company under the Fed’s proposed rule, such company will likely be required to comply with the final capital rules on a stand-alone basis (i.e., without consideration of parental support).
On July 12, 2013, the US Department of the Treasury published a notice postponing the entry into force of the Foreign Account Tax Compliance Act by six months to July 1, 2014.
The Swiss Federal Supreme Court, in a July 2013 decision concerning a former Credit Suisse client, confirmed that so-called group requests which are not targeting an identified client but instead describe a behavioral pattern are permissible under the existing 1996 Swiss/US double taxation treaty for the avoidance of double taxation.
The Swiss Federal Supreme Court issued a decision in 4Q12 in a case brought by a client of another bank seeking reimbursement of commissions paid to the client’s bank by providers of investment products. The court ruled that such payments (“retrocessions”) received in the context of a discretionary asset management mandate from issuers of investment products are owed to the client (including payments from intra-group companies) unless a client waiver is in place. The Swiss Financial Market Supervisory Authority FINMA (FINMA) subsequently issued a notice requiring all banks to inform potentially affected clients and we have done so by informing all of our discretionary mandate clients in 2Q13. Based on our current evaluation, we expect no material exposure from this decision.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2012 for further information.

Reconciliation to underlying results – Core Results
Underlying results are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other items included in our reported Core Results. Management believes that underlying results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our underlying Core Results to the most directly comparable US GAAP measures.
> Refer to “Core Results”, “Private Banking & Wealth Management” and “Investment Banking” in this report and prior Financial Reports for the periods indicated for further information.

in	2Q13	1Q13	2Q12	6M13	6M12	2012
Reconciliation (CHF million)
Net revenues - as reported	6,904	7,099	6,227	14,003	12,095	23,557
Fair value impact from movements in own credit spreads	(124)	68	(39)	(56)	1,515	2,912
Realignment costs	–	–	7	–	7	15
Gain on sale of stake in Aberdeen Asset Management	–	–	(66)	–	(244)	(384)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–	(41)	–	(41)	(41)
Impairment of Asset Management Finance LLC and other losses	–	–	–	–	–	68
Gain on sale of real estate	–	–	–	–	–	(533)
Gain on sale of Wincasa	–	–	–	–	–	(45)
Losses/(gains) on private equity disposals	(6)	(13)	–	(19)	–	82
Loss on sale of JO Hambro	–	46	–	46	–	–
Net revenues - underlying	6,774	7,200	6,088	13,974	13,332	25,631
Provisions for credit losses	51	22	25	73	59	170
Total operating expenses - as reported	5,319	5,255	5,091	10,574	10,885	21,508
Fair value impact from movements in own credit spreads	6	(12)	–	(6)	–	(27)
Realignment costs	(133)	(92)	(176)	(225)	(244)	(665)
Certain litigation provisions	–	–	–	–	–	(363)	[1]
Legal fees relating to Asset Management disposals	(5)	(5)	–	(10)	–	–
IT architecture simplification	(19)	–	–	(19)	–	–
Total operating expenses - underlying	5,168	5,146	4,915	10,314	10,641	20,453
Income before taxes - underlying	1,555	2,032	1,148	3,587	2,632	5,008
Income tax expense/(benefit) - as reported	475	510	311	985	295	496
Fair value impact from movements in own credit spreads	(12)	13	(21)	1	423	678
Realignment costs	34	29	43	63	64	203
Gain on sale of stake in Aberdeen Asset Management	–	–	(8)	–	(40)	(58)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–	(4)	–	(4)	(4)
Impairment of Asset Management Finance LLC and other losses	–	–	–	–	–	27
Gain on sale of real estate	–	–	–	–	–	(88)
Losses/(gains) on private equity disposals	(3)	(6)	–	(9)	–	10
Loss on sale of JO Hambro	–	13	–	13	–	–
Certain litigation provisions	–	–	–	–	–	133	[1]
Legal fees relating to Asset Management disposals	2	2	–	4	–	–
IT architecture simplification	4	–	–	4	–	–
Income tax expense/(benefit) - underlying	500	561	321	1,061	738	1,397
Net income attributable to noncontrolling interests	14	9	12	23	24	34
Net income attributable to shareholders - underlying	1,041	1,462	815	2,503	1,870	3,577
Statement of operations metrics - underlying (%)
Return on equity attributable to shareholders - underlying	10.0	15.9	9.3	12.8	10.8	10.0
Cost/income ratio - underlying	76.3	71.5	80.7	73.8	79.8	79.8
1
Includes CHF 136 million (CHF 96 million after tax) related to significant Investment Banking litigation provisions in 3Q12 and CHF 227 million (CHF 134 million after tax) of litigation provisions related to National Century Financial Enterprises, Inc. in 4Q12.

Allocations and funding
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements, which aim to reflect the pricing structure of unrelated third-party transactions, govern the compensation received by one segment for generating revenue or providing services on behalf of another. Corporate services and business support are provided by the Shared Services area and these costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
We centrally manage our funding activities, with new securities for funding and capital purposes issued primarily by the Bank which lends funds to our operating subsidiaries and affiliates. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record net revenues and expenses relating to this funding in each of the segments, and our businesses are also credited to the extent they provide long-term stable funding.
> Refer to “Allocations and funding” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2012 for further information.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
The Financial Report 2Q13, including additional disclosures on fair value of financial instruments, will be published on our website and filed with the US Securities and Exchange Commission (SEC) on or about July 31, 2013.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Personnel
Headcount at the end of 2Q13 was 46,300, down 600 from 1Q13 and down 1,900 from 2Q12. The decrease in 2Q13 primarily reflected headcount reductions resulting from our cost efficiency initiatives.

Number of employees by division
	end of			% change
	2Q13	1Q13	2Q12	QoQ	YoY
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	26,500	27,000	27,300	(2)	(3)
Investment Banking	19,500	19,600	20,000	(1)	(3)
Corporate Center	300	300	900	0	(67)
Number of employees	46,300	46,900	48,200	(1)	(4)

Private Banking & Wealth Management

In 2Q13, we reported income before taxes of CHF 917 million and net revenues of CHF 3,424 million.
Net revenues were higher compared to 1Q13, reflecting higher transaction- and performance-based revenues and higher recurring commissions and fees. Compared to 2Q12, net revenues were stable, as higher transaction- and performance-based revenues, reflecting improved client activity, and higher recurring commissions and fees were offset by lower other revenues and lower net interest income.
Provision for credit losses were CHF 46 million on a net loan portfolio of CHF 214 billion.
Total operating expenses increased compared to 1Q13 and 2Q12, mainly driven by an expense provision relating to the withholding tax treaty between Switzerland and the UK.
In 2Q13, assets under management were CHF 1,296.6 billion, 1.1% lower compared to 1Q13. We attracted net new assets of CHF 7.6 billion.

Results
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Statements of operations (CHF million)
Net revenues	3,424	3,285	3,398	4	1	6,709	6,873	(2)
Provision for credit losses	46	28	40	64	15	74	79	(6)
Compensation and benefits	1,353	1,379	1,412	(2)	(4)	2,732	2,939	(7)
General and administrative expenses	896	794	783	13	14	1,690	1,557	9
Commission expenses	212	203	186	4	14	415	370	12
Total other operating expenses	1,108	997	969	11	14	2,105	1,927	9
Total operating expenses	2,461	2,376	2,381	4	3	4,837	4,866	(1)
Income before taxes	917	881	977	4	(6)	1,798	1,928	(7)
of which Wealth Management Clients	529	511	592	4	(11)	1,040	1,033	1
of which Corporate & Institutional Clients	244	250	245	(2)	0	494	492	0
of which Asset Management	144	120	140	20	3	264	403	(34)
Statement of operations metrics (%)
Cost/income ratio	71.9	72.3	70.1	–	–	72.1	70.8	–
Pre-tax income margin	26.8	26.8	28.8	–	–	26.8	28.1	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,682	9,670	9,911	0	(2)	9,652	10,018	(4)
Pre-tax return on average utilized economic capital (%) [1]	38.5	37.1	40.1	–	–	37.8	39.2	–
Number of employees (full-time equivalents)
Number of employees	26,500	27,000	27,300	(2)	(3)	26,500	27,300	(3)
1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Net revenue detail (CHF million)
Net interest income	1,079	1,045	1,158	3	(7)	2,124	2,280	(7)
Recurring commissions and fees	1,275	1,226	1,212	4	5	2,501	2,423	3
Transaction- and performance-based revenues	1,064	919	923	16	15	1,983	1,829	8
Other revenues [1]	6	95	105	(94)	(94)	101	341	(70)
Net revenues	3,424	3,285	3,398	4	1	6,709	6,873	(2)
Provision for credit losses (CHF million)
New provisions	88	52	69	69	28	140	149	(6)
Releases of provisions	(42)	(24)	(29)	75	45	(66)	(70)	(6)
Provision for credit losses	46	28	40	64	15	74	79	(6)
Balance sheet statistics (CHF million)
Net loans	214,292	212,238	202,529	1	6	214,292	202,529	6
of which Wealth Management Clients [2]	151,700	150,018	143,559	1	6	151,700	143,559	6
of which Corporate & Institutional Clients	62,592	62,220	58,886	1	6	62,592	58,886	6
Deposits	285,577	282,422	272,561	1	5	285,577	272,561	5
of which Wealth Management Clients [2]	217,055	214,744	212,566	1	2	217,055	212,566	2
of which Corporate & Institutional Clients	68,522	67,678	59,995	1	14	68,522	59,995	14
Number of relationship managers
Switzerland [3]	1,600	1,610	1,650	(1)	(3)	1,600	1,650	(3)
EMEA	1,260	1,290	1,340	(2)	(6)	1,260	1,340	(6)
Americas	610	630	600	(3)	2	610	600	2
Asia Pacific	450	430	390	5	15	450	390	15
Wealth Management Clients	3,920	3,960	3,980	(1)	(2)	3,920	3,980	(2)
Corporate & Institutional Clients (Switzerland)	570	570	550	0	4	570	550	4
Number of relationship managers	4,490	4,530	4,530	(1)	(1)	4,490	4,530	(1)
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.
2 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.
3 Adjusted to reflect relationship managers in mortgage centers in Switzerland.

Results detail

The following provides a comparison of our 2Q13 results versus 2Q12 (YoY) and versus 1Q13 (QoQ).

Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

YoY: Stable at CHF 3,424 million
Net revenues were stable as higher transaction- and performance-based revenues and higher recurring commissions and fees were offset by lower other revenues and lower net interest income. Higher transaction- and performance-based revenues reflected improved client activity with significantly higher brokerage and product issuing fees, and higher carried interest on realized private equity gains, higher equity participations income and higher foreign exchange fees from client transactions. These increases were partially offset by lower performance fees from our Hedging-Griffo subsidiary. Recurring commissions and fees increased 5% due to higher revenues across most revenue categories. Lower other revenues mainly reflected a gain of CHF 66 million from the partial sales of our investment in Aberdeen Asset Management and gains of CHF 41 million related to the sale of a non-core business, both in 2Q12. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on higher average deposit volumes and slightly higher loan margins on higher average loan volumes.

QoQ: Up 4% from CHF 3,285 million to CHF 3,424 million
Higher net revenues reflected higher transaction- and performance-based revenues, higher recurring commissions and fees and slightly higher net interest income partially offset by lower other revenues. Transaction- and performance-based revenues increased 16%, driven by higher equity participations income, higher carried interest on realized private equity gains and the semi-annual performance fees from Hedging-Griffo, partially offset by lower private equity placement fees and lower trading and sales income. Higher recurring commissions and fees reflected higher investment account and services fees and higher asset management fees, partially offset by lower banking services fees. Slightly higher net interest income reflected slightly lower deposit margins and higher loan margins on slightly higher average deposit and loan volumes. The decrease in other revenues reflected lower investment-related gains and a gain in 1Q13 on the sale of JO Hambro Investment Management (JO Hambro).

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Up 15% from CHF 40 million to CHF 46 million
Provision for credit losses increased, mainly reflecting higher new provisions in Corporate & Institutional Clients, driven by isolated cases. Wealth Management Clients recorded net provisions of CHF 20 million and Corporate & Institutional Clients recorded net provisions of CHF 26 million in 2Q13.

QoQ: Up 64% from CHF 28 million to CHF 46 million
Provision for credit losses was higher in both Wealth Management Clients and Corporate & Institutional Clients mainly reflecting higher new provisions driven by the isolated cases in Corporate & Institutional Clients. In 1Q13, Wealth Management Clients recorded net provisions of CHF 19 million while Corporate & Institutional Clients recorded net provisions of CHF 9 million.

Operating expenses
Compensation and benefits
YoY: Down 4% from CHF 1,412 million to CHF 1,353 million
The decrease in compensation and benefits reflected lower salary expenses, mainly driven by lower headcount resulting from our ongoing efficiency measures.

QoQ: Down 2% from CHF 1,379 million to CHF 1,353 million
Slightly lower compensation and benefit expenses primarily reflected lower deferred compensation expense from prior year awards and lower discretionary performance-related compensation accruals.

General and administrative expenses
YoY: Up 14% from CHF 783 million to CHF 896 million
The increase in general and administrative expenses primarily reflected a 2Q13 expense provision of CHF 100 million related to the withholding tax treaty between Switzerland and the UK, whereby Swiss banks were collectively obliged to fund CHF 500 million as a guarantee for client regularization payments above a minimum level of CHF 800 million. As announced by the Swiss Bankers Association, the amount of undeclared assets held by UK citizens and liable for the payment is substantially less than originally estimated by the Swiss banking industry, and it cannot be excluded that the banks’ guarantee payment will not, or only to a very limited extent, be reimbursed through client regularization payments under the treaty. In accordance with the allocation key of the guaranteed amount provided under Swiss law, we would bear 20% of the ultimate cost. The recorded expense provision represents the full amount of that expected cost.

QoQ: Up 13% from CHF 794 million to CHF 896 million
The increase was driven by the expense provision related to the withholding tax treaty between Switzerland and the UK.

Key performance indicators
We target a divisional cost/income ratio of 65% measured on the basis of underlying results for the Private Banking & Wealth Management division. Underlying results are non-GAAP financial measures. In 2Q13, the underlying cost/income ratio was 71.9%, stable compared to 2Q12 and down one percentage point from 1Q13. The underlying cost/income ratio further excluding the expense provision of CHF 100 million related to the withholding tax treaty would be 68.9%.
> Refer to table “Reconciliation to underlying results – Private Banking & Wealth Management” for further information on underlying results.

We also target net new asset growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 2Q13, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 3.6% and 1.5%, respectively.

Assets under management
Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.
Assets under management of CHF 1,296.6 billion decreased 1.1% compared to the end of 1Q13, as negative market movements and adverse foreign exchange-related movements were partially offset by solid net new assets. Wealth Management Clients contributed net new assets of CHF 7.5 billion with continued strong inflows from emerging markets and from our UHNWI client segment, partially offset by continued outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported outflows of CHF 0.2 billion, driven by a small number of large Swiss institutional clients rebalancing their investment strategy out of some of our index products into cash. Asset Management reported net new assets of CHF 1.5 billion in 2Q13 with inflows mainly in credit, hedge fund and fixed income and equities products and multi-asset class solutions, partially offset by outflows from index strategies and outflows of CHF 1.0 billion from businesses we decided to exit.
Assets under management were 6.9% higher compared to the end of 2Q12, primarily driven by positive market movements and net new assets.

Business developments
On July 1, 2013, the sale of Credit Suisse's exchange-traded funds (ETF) business to BlackRock was completed. Related gains of approximately CHF 140 million will be recognized in 3Q13.
In April 2013 we announced an agreement to sell Strategic Partners, Credit Suisse’s dedicated secondary private equity business, to Blackstone. The transaction is expected to close in 3Q13.

Reconciliation to underlying results – Private Banking & Wealth Management
Underlying results are non-GAAP financial measures that exclude certain items that management does not consider representative of our underlying performance. Provided below is a reconciliation of underlying results for the Private Banking & Wealth Management division to the most directly comparable US GAAP measures. For more information, see Private Banking & Wealth Management in this report and prior Financial Reports for the periods indicated.

in	2Q13	1Q13	2Q12	6M13	6M12
Reconciliation (CHF million)
Net revenues - as reported	3,424	3,285	3,398	6,709	6,873
Gain on sale of stake in Aberdeen Asset Management	–	–	(66)	–	(244)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–	(41)	–	(41)
Losses/(gains) on private equity disposals	(6)	(13)	–	(19)	–
Gain on sale of JO Hambro	–	(34)	–	(34)	–
Net revenues - underlying	3,418	3,238	3,291	6,656	6,588
Provisions for credit losses	46	28	40	74	79
Total operating expenses - as reported	2,461	2,376	2,381	4,837	4,866
Legal fees relating to Asset Management disposals	(5)	(5)	–	(10)	–
Total operating expenses - underlying	2,456	2,371	2,381	4,827	4,866
Income before taxes - underlying	916	839	870	1,755	1,643
Statement of operations metrics - underlying (%)
Cost/income ratio - underlying	71.9	73.2	72.3	72.5	73.9

Assets under management - Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	823.7	835.8	774.1	(1.4)	6.4	823.7	774.1	6.4
Corporate & Institutional Clients	238.3	238.6	213.8	(0.1)	11.5	238.3	213.8	11.5
Asset Management	390.7	393.1	360.5	(0.6)	8.4	390.7	360.5	8.4
Assets managed across businesses [1]	(156.1)	(155.9)	(135.3)	0.1	15.4	(156.1)	(135.3)	15.4
Assets under management	1,296.6	1,311.6	1,213.1	(1.1)	6.9	1,296.6	1,213.1	6.9
Average assets under management (CHF billion)
Average assets under management	1,318.9	1,285.4	1,208.3	2.6	9.2	1,302.1	1,204.5	8.1
Net new assets by business (CHF billion)
Wealth Management Clients	7.5	5.5	5.5	36.4	36.4	13.0	11.0	18.2
Corporate & Institutional Clients	(0.2)	4.5	(2.1)	–	(90.5)	4.3	0.3	–
Asset Management	1.5	6.4	0.4	(76.6)	275.0	7.9	(11.0)	–
Assets managed across businesses [1]	(1.2)	(4.4)	0.6	(72.7)	–	(5.6)	(1.6)	250.0
Net new assets	7.6	12.0	4.4	(36.7)	72.7	19.6	(1.3)	–
1 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 7% from CHF 855 million to CHF 794 million
Lower net interest income reflected significantly lower deposit margins and stable loan margins on higher average deposit and loan volumes.

QoQ: Up 4% from CHF 762 million to CHF 794 million
Higher net interest income reflected stable deposit margins on slightly higher average deposit volumes and higher loan margins on slightly higher average loan volumes.

Recurring commissions and fees
YoY: Up 6% from CHF 771 million to CHF 815 million
Higher recurring commissions and fees reflected higher investment account and services fees, mainly from security account fees, higher investment product management fees, including higher funds management fees, and higher discretionary mandate management fees.

QoQ: Up 4% from CHF 782 million to CHF 815 million
Higher recurring commissions and fees mainly reflected higher investment account and services fees, primarily from security account fees, and higher investment product management fees, partially offset by lower banking services fees due to lower account statement fees.

Transaction- and performance-based revenues
YoY: Up 15% from CHF 631 million to CHF 728 million
Higher transaction- and performance-based revenues mainly reflected improved client activity with significantly higher brokerage and product issuing fees, and higher equity participations income, primarily from the dividend of CHF 36 million from our ownership interest in SIX Group AG, and higher foreign exchange fees from client transactions. These increases were partially offset by lower performance fees from Hedging-Griffo and lower revenues from integrated solutions.

QoQ: Up 11% from CHF 654 million to CHF 728 million
The increase was mainly driven by higher equity participations income, primarily from the dividend from our ownership interest in SIX Group AG, higher foreign exchange fees from client transactions, the semi-annual performance fees from Hedging-Griffo and higher brokerage and product issuing fees.

Gross margin
Our gross margin was 111 basis points in 2Q13, eight basis points lower compared to 2Q12, mainly reflecting a continued adverse interest rate environment and the impact from the growth in our UHNWI client segment where we have lower gross margins but higher profitability. Compared to 1Q13, the gross margin increased by two basis points, mainly reflecting higher transaction- and performance-based revenues. Average assets under management increased 8.8% and 2.5% compared to 2Q12 and 1Q13, respectively.

Results - Wealth Management Clients
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Statements of operations (CHF million)
Net revenues	2,337	2,232	2,298	5	2	4,569	4,535	1
Provision for credit losses	20	19	29	5	(31)	39	49	(20)
Total operating expenses	1,788	1,702	1,677	5	7	3,490	3,453	1
Income before taxes	529	511	592	4	(11)	1,040	1,033	1
Statement of operations metrics (%)
Cost/income ratio	76.5	76.3	73.0	–	–	76.4	76.1	–
Pre-tax income margin	22.6	22.9	25.8	–	–	22.8	22.8	–
Net revenue detail (CHF million)
Net interest income	794	762	855	4	(7)	1,556	1,680	(7)
Recurring commissions and fees	815	782	771	4	6	1,597	1,538	4
Transaction- and performance-based revenues	728	654	631	11	15	1,382	1,276	8
Other revenues [1]	0	34	41	(100)	(100)	34	41	(17)
Net revenues	2,337	2,232	2,298	5	2	4,569	4,535	1
Gross margin (annualized) (bp) [2]
Net interest income	38	37	44	–	–	38	44	–
Recurring commissions and fees	39	38	40	–	–	38	40	–
Transaction- and performance-based revenues	34	32	33	–	–	33	33	–
Other revenues	0	2	2	–	–	1	1	–
Gross margin	111	109	119	–	–	110	118	–
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation. The impact on the gross margins in 1Q13 and 2Q12 was a reduction of one basis point.

1 Reflects gains related to the sale of JO Hambro in 1Q13 and gains related to the sale of a non-core business from the integration of Clariden Leu in 2Q12.
2 Net revenues divided by average assets under management.

Assets under management - Wealth Management Clients
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Assets under management by region (CHF billion)
Switzerland	272.1	272.3	251.3	(0.1)	8.3	272.1	251.3	8.3
EMEA	267.5	274.1	271.3	(2.4)	(1.4)	267.5	271.3	(1.4)
Americas	173.0	177.2	153.9	(2.4)	12.4	173.0	153.9	12.4
Asia Pacific	111.1	112.2	97.6	(1.0)	13.8	111.1	97.6	13.8
Assets under management	823.7	835.8	774.1	(1.4)	6.4	823.7	774.1	6.4
Average assets under management (CHF billion)
Average assets under management	840.1	819.8	772.0	2.5	8.8	830.0	767.6	8.1
Assets under management by currency (CHF billion)
USD	310.5	312.1	283.9	(0.5)	9.4	310.5	283.9	9.4
EUR	174.3	175.0	171.9	(0.4)	1.4	174.3	171.9	1.4
CHF	189.4	194.8	183.6	(2.8)	3.2	189.4	183.6	3.2
Other	149.5	153.9	134.7	(2.9)	11.0	149.5	134.7	11.0
Assets under management	823.7	835.8	774.1	(1.4)	6.4	823.7	774.1	6.4
Net new assets by region (CHF billion)
Switzerland	2.7	0.4	0.7	–	285.7	3.1	2.0	55.0
EMEA	1.9	0.9	0.3	111.1	–	2.8	(2.1)	–
Americas	0.0	1.6	2.5	(100.0)	(100.0)	1.6	6.3	(74.6)
Asia Pacific	2.9	2.6	2.0	11.5	45.0	5.5	4.8	14.6
Net new assets	7.5	5.5	5.5	36.4	36.4	13.0	11.0	18.2
Growth in assets under management (CHF billion)
Net new assets	7.5	5.5	5.5	–	–	13.0	11.0	–
Other effects	(19.6)	31.8	(3.6)	–	–	12.2	12.9	–
of which market movements	(14.6)	20.7	(18.3)	–	–	6.1	13.6	–
of which currency	(3.5)	13.6	14.8	–	–	10.1	(0.3)
of which other	(1.5)	(2.5)	(0.1)	–	–	(4.0)	(0.4)
Growth in assets under management	(12.1)	37.3	1.9	–	–	25.2	23.9	–
Growth in assets under management (annualized) (%)
Net new assets	3.6	2.8	2.8	–	–	3.3	2.9	–
Other effects	(9.4)	15.9	(1.8)	–	–	3.0	3.5	–
Growth in assets under management (annualized)	(5.8)	18.7	1.0	–	–	6.3	6.4	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.7	2.5	3.0	–	–	–	–	–
Other effects	3.7	5.7	1.1	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	6.4	8.2	4.1	–	–	–	–	–

Results - Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Statements of operations (CHF million)
Net revenues	525	520	534	1	(2)	1,045	1,071	(2)
Provision for credit losses	26	9	11	189	136	35	30	17
Total operating expenses	255	261	278	(2)	(8)	516	549	(6)
Income before taxes	244	250	245	(2)	0	494	492	0
Statement of operations metrics (%)
Cost/income ratio	48.6	50.2	52.1	–	–	49.4	51.3	–
Pre-tax income margin	46.5	48.1	45.9	–	–	47.3	45.9	–
Net revenue detail (CHF million)
Net interest income	285	283	303	1	(6)	568	600	(5)
Recurring commissions and fees	115	113	115	2	0	228	230	(1)
Transaction- and performance-based revenues	131	129	120	2	9	260	261	0
Other revenues [1]	(6)	(5)	(4)	20	50	(11)	(20)	(45)
Net revenues	525	520	534	1	(2)	1,045	1,071	(2)
1 Reflects fair value losses on the Clock Finance transaction.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 6% from CHF 303 million to CHF 285 million
The decrease reflected significantly lower deposit margins on higher average deposit volumes and higher loan margins on higher average loan volumes.

QoQ: Stable at CHF 285 million
Stable net interest income reflected lower deposit margins on higher average deposit volumes and higher loan margins on slightly higher average loan volumes.

Recurring commissions and fees
YoY: Stable at CHF 115 million
Stable recurring commissions and fees reflected lower discretionary mandate management fees offset by higher banking services fees and higher investment product management fees.

QoQ: Up 2% from CHF 113 million to CHF 115 million
Slightly higher recurring commissions and fees included higher investment account and services fees, higher banking services fees and lower investment product management fees.

Transaction- and performance-based revenues
YoY: Up 9% from CHF 120 million to CHF 131 million
The increase primarily reflected higher foreign exchange fees from client transactions, higher revenues from integrated solutions and higher equity participations income.

QoQ: Up 2% from CHF 129 million to CHF 131 million
Transaction- and performance-based revenues were slightly higher as higher foreign exchange fees from client transactions and higher revenues from integrated solutions were partially offset by lower trading and sales income.

Results - Asset Management
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Statements of operations (CHF million)
Net revenues	562	533	566	5	(1)	1,095	1,267	(14)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	418	413	426	1	(2)	831	864	(4)
Income before taxes	144	120	140	20	3	264	403	(34)
Statement of operations metrics (%)
Cost/income ratio	74.4	77.5	75.3	–	–	75.9	68.2	–
Pre-tax income margin	25.6	22.5	24.7	–	–	24.1	31.8	–
Net revenue detail (CHF million)
Recurring commissions and fees	345	331	326	4	6	676	655	3
Transaction- and performance-based revenues	205	136	172	51	19	341	292	17
Other revenues	12	66	68	(82)	(82)	78	320	(76)
Net revenues	562	533	566	5	(1)	1,095	1,267	(14)
Net revenue detail by type (CHF million)
Asset management fees	345	331	326	4	6	676	655	3
Placement, transaction and other fees	49	62	51	(21)	(4)	111	95	17
Performance fees and carried interest	123	47	74	162	66	170	108	57
Equity participations income	14	10	27	40	(48)	24	47	(49)
Fee-based revenues	531	450	478	18	11	981	905	8
Investment-related gains/(losses)	28	88	27	(68)	4	116	128	(9)
Equity participations and other gains/(losses)	0	0	69	–	(100)	0	239	(100)
Other revenues [1]	3	(5)	(8)	–	–	(2)	(5)	(60)
Net revenues	562	533	566	5	(1)	1,095	1,267	(14)
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	54	47	53	–	–	50	50	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Asset Management
Net revenues
Fee-based revenues
YoY: Up 11% from CHF 478 million to CHF 531 million
The increase primarily reflected higher carried interest on realized private equity gains and higher asset management fees, partially offset by lower equity participations income. The increase in asset management fees reflected higher average assets under management resulting from positive market performance and asset inflows. The lower equity participations income was primarily due to the sale of our ownership interest in Aberdeen in 2012.

QoQ: Up 18% from CHF 450 million to CHF 531 million
The increase primarily reflected higher carried interest on realized private equity gains, performance fees, and asset management fees, partially offset by lower private equity placement fees. The increase in performance fees reflected semi-annual performance fees from Hedging-Griffo.

Investment-related gains/(losses)
YoY: Up 4% from CHF 27 million to CHF 28 million
In 2Q13, gains of CHF 28 million included gains in private equity investments in the energy sector and losses in the technology sector. In 2Q12, gains of CHF 27 million reflected gains in private equity investments mainly in the commodities and financial sectors, offset in part by losses in the energy sector.

QoQ: Down 68% from CHF 88 million to CHF 28 million
In 2Q13, gains of CHF 28 million included gains in private equity investments in the energy sector and losses in the technology sector. In 1Q13, gains of CHF 88 million reflected gains in private equity investments, mainly in the energy, real estate and retail sectors and in hedge fund investments, and included a gain of CHF 13 million in connection with the sale of a private equity investment.

Equity participations and other gains/(losses)
YoY: Down from CHF 69 million to zero
The gain in 2Q12 primarily resulted from the sale of 32.2 million shares of our ownership interest in Aberdeen.

Assets under management - Asset Management
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Assets under management (CHF billion)
Hedge funds	28.4	27.4	24.8	3.6	14.5	28.4	24.8	14.5
Private equity	27.0	27.6	28.9	(2.2)	(6.6)	27.0	28.9	(6.6)
Real estate & commodities	49.1	49.9	47.8	(1.6)	2.7	49.1	47.8	2.7
Credit	28.3	26.2	20.2	8.0	40.1	28.3	20.2	40.1
ETF	15.2	16.2	15.1	(6.2)	0.7	15.2	15.1	0.7
Index strategies	69.8	72.2	58.3	(3.3)	19.7	69.8	58.3	19.7
Multi-asset class solutions	110.0	111.2	103.0	(1.1)	6.8	110.0	103.0	6.8
Fixed income & equities	56.4	56.1	57.5	0.5	(1.9)	56.4	57.5	(1.9)
Other	6.5	6.3	4.9	3.2	32.7	6.5	4.9	32.7
Assets under management [1]	390.7	393.1	360.5	(0.6)	8.4	390.7	360.5	8.4
Average assets under management (CHF billion)
Average assets under management	395.3	383.1	361.5	3.2	9.3	389.2	364.2	6.9
Assets under management by currency (CHF billion)
USD	102.9	102.3	93.5	0.6	10.1	102.9	93.5	10.1
EUR	54.3	54.0	47.3	0.6	14.8	54.3	47.3	14.8
CHF	202.7	204.3	195.1	(0.8)	3.9	202.7	195.1	3.9
Other	30.8	32.5	24.6	(5.2)	25.2	30.8	24.6	25.2
Assets under management	390.7	393.1	360.5	(0.6)	8.4	390.7	360.5	8.4
Growth in assets under management (CHF billion)
Net new assets [2]	1.5	6.4	0.4	–	–	7.9	(11.0)	–
Other effects	(3.9)	15.1	(0.7)	–	–	11.2	6.3	–
of which market movements	(3.0)	10.6	(1.9)	–	–	7.6	11.7	–
of which currency	(1.5)	4.7	3.9	–	–	3.2	(1.3)
of which other	0.6	(0.2)	(2.7)	–	–	0.4	(4.1)
Growth in assets under management	(2.4)	21.5	(0.3)	–	–	19.1	(4.7)	–
Growth in assets under management (annualized) (%)
Net new assets	1.5	6.9	0.4	–	–	4.3	(6.0)	–
Other effects	(4.0)	16.2	(0.8)	–	–	6.0	3.5	–
Growth in assets under management (annualized)	(2.5)	23.1	(0.4)	–	–	10.3	(2.5)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.7	2.4	(4.3)	–	–	–	–	–
Other effects	5.7	6.6	(0.7)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	8.4	9.0	(5.0)	–	–	–	–	–
Principal investments (CHF billion)
Principal investments [3]	2.5	2.7	3.7	(7.4)	(32.4)	2.5	3.7	(32.4)
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3 Primarily private equity investments.

Investment Banking

In 2Q13, we reported income before taxes of CHF 754 million and net revenues of CHF 3,400 million. We delivered strong results in 2Q13, with less volatile results from a year ago, reflecting the effectiveness of our diversified and capital efficient Investment Banking business model.
Fixed income sales and trading revenues increased compared to 2Q12, driven by higher results across most of our businesses, although lower compared to a seasonally strong 1Q13. 2Q13 was characterized by a strong first half of the quarter, followed by more challenging conditions in the latter part due to market volatility resulting from rising interest rates which had an adverse impact on client activity.
Equity sales and trading revenues increased compared to 2Q12 and 1Q13, driven by higher client activity, improved market conditions and strong market shares across most of our equities businesses.
Underwriting and advisory results were higher compared to 2Q12 as higher debt and equity underwriting revenues were partially offset by lower M&A fees. Compared to 1Q13, results increased driven by higher revenues across debt and equity underwriting and advisory.
Compensation and benefits increased by CHF 58 million, or 4%, compared to 2Q12, primarily due to higher discretionary performance-related compensation expense, reflecting higher results. Compared to 1Q13, compensation and benefits were stable. Total other operating expenses increased 13% compared to 2Q12, mainly due to higher litigation provisions. Compared to 1Q13, total other operating expenses were stable.

Results
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Statements of operations (CHF million)
Net revenues	3,400	3,945	2,751	(14)	24	7,345	6,710	9
Provision for credit losses	4	(6)	(15)	–	–	(2)	(20)	(90)
Compensation and benefits	1,466	1,485	1,408	(1)	4	2,951	3,421	(14)
General and administrative expenses	934	915	812	2	15	1,849	1,617	14
Commission expenses	242	251	232	(4)	4	493	471	5
Total other operating expenses	1,176	1,166	1,044	1	13	2,342	2,088	12
Total operating expenses	2,642	2,651	2,452	0	8	5,293	5,509	(4)
Income/(loss) before taxes	754	1,300	314	(42)	140	2,054	1,221	68
Statement of operations metrics (%)
Cost/income ratio	77.7	67.2	89.1	–	–	72.1	82.1	–
Pre-tax income margin	22.2	33.0	11.4	–	–	28.0	18.2	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	19,939	19,292	20,103	3	(1)	19,581	20,372	(4)
Pre-tax return on average utilized economic capital (%) [1]	15.6	27.5	6.9	–	–	21.5	12.6	–
Number of employees (full-time equivalents)
Number of employees	19,500	19,600	20,000	(1)	(3)	19,500	20,000	(3)
1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)
	in / end of			% change		in / end of		% change
	2Q13	1Q13	2Q12	QoQ	YoY	6M13	6M12	YoY
Net revenue detail (CHF million)
Debt underwriting	535	461	300	16	78	996	706	41
Equity underwriting	207	157	93	32	123	364	212	72
Total underwriting	742	618	393	20	89	1,360	918	48
Advisory and other fees	167	145	234	15	(29)	312	447	(30)
Total underwriting and advisory	909	763	627	19	45	1,672	1,365	22
Fixed income sales and trading	1,257	1,987	1,108	(37)	13	3,244	3,035	7
Equity sales and trading	1,338	1,297	1,075	3	24	2,635	2,437	8
Total sales and trading	2,595	3,284	2,183	(21)	19	5,879	5,472	7
Other	(104)	(102)	(59)	2	76	(206)	(127)	62
Net revenues	3,400	3,945	2,751	(14)	24	7,345	6,710	9
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate & credit spread	43	44	55	(2)	(22)	44	61	(28)
Foreign exchange	10	8	18	25	(44)	9	21	(57)
Commodity	2	2	3	0	(33)	2	3	(33)
Equity	15	17	21	(12)	(29)	16	22	(27)
Diversification benefit	(30)	(31)	(34)	(3)	(12)	(31)	(41)	(24)
Average one-day, 98% risk management Value-at-Risk	40	40	63	0	(37)	40	66	(39)
Basel III risk-weighted assets (billion) [1]
Risk-weighted assets (CHF)	168	173	191	(3)	(12)	168	191	(12)
Risk-weighted assets (USD)	177	182	202	(3)	(12)	177	202	(12)
1
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our calculations of Basel III risk-weighted assets are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. For dates prior to January 1, 2013, we have estimated risk-weighted assets as if the Basel III framework had been implemented in Switzerland as of such date.

Key performance indicators

We target a divisional cost/income ratio of 70% based on underlying results for the Investment Banking division. Underlying results are non-GAAP financial measures that exclude certain items included in our reported results that management considers not representative of our underlying performance. There were no underlying adjustments to reported results for the Investment Banking division in 2Q13, 1Q13 and 2Q12. The cost/income ratio was 77.7% in 2Q13, compared to 67.2% in 1Q13 and 89.1% in 2Q12.

Results detail

The following provides a comparison of our 2Q13 results versus 2Q12 (YoY) and versus 1Q13 (QoQ).

Net revenues
Debt underwriting
YoY: Up 78% from CHF 300 million to CHF 535 million
The increase was primarily driven by higher revenues from leveraged finance, reflecting substantially higher global industry-wide high yield issuance volumes and increased market share. We also had higher revenues from emerging markets, especially in Brazil and structured lending. In addition, we had higher investment grade revenues due to higher industry-wide issuance volumes and increased market share.

QoQ: Up 16% from CHF 461 million to CHF 535 million
The increase was primarily due to higher revenues from leveraged finance despite a decline in global industry-wide high-yield issuance volumes. We also had higher revenues from emerging markets, especially in Brazil and structured lending. The increase was partially offset by lower revenues from investment grade, reflecting lower global industry-wide investment grade issuance volumes.

Equity underwriting
YoY: Up 123% from CHF 93 million to CHF 207 million
The increase reflects substantially higher revenues from follow-on offerings, reflecting market share gains and higher global industry-wide issuance activity. We also had higher revenues from IPOs, reflecting higher global industry-wide issuance activity. In addition, we had improved results from convertibles.

QoQ: Up 32% from CHF 157 million to CHF 207 million
The increase was primarily driven by higher revenues from IPOs, reflecting higher global industry-wide issuance activity.

Advisory and other fees
YoY: Down 29% from CHF 234 million to CHF 167 million
The decrease was primarily due to significantly lower M&A fees driven by lower global industry-wide completed M&A volumes and a decrease in market share.

QoQ: Up 15% from CHF 145 million to CHF 167 million
The increase was driven by higher M&A fees as a significant improvement in our global completed M&A market share helped offset lower global industry-wide completed M&A volumes. We also had higher restructuring advisory fees.

Fixed income sales and trading
YoY: Up 13% from CHF 1,108 million to CHF 1,257 million
Fixed income sales and trading revenues increased, driven by higher results across most of our businesses, reflecting improved trading conditions compared to 2Q12. Global credit products revenues increased driven by strong leveraged finance performance. We also had higher revenues in securitized products, reflecting strong results in non-agency residential mortgage-backed securities (RMBS) and asset finance. Revenues from foreign exchange improved as higher market volatility led to increased client activity. Commodities revenues increased, reflecting improved trading results, and global rates results were stable, although they remained at subdued levels as difficult market conditions led to lower client activity. These increases were partially offset by lower results in emerging markets driven by a weaker financing environment and volatile trading conditions in June. In 2Q13, we incurred a loss of CHF 34 million from businesses we are exiting, compared to CHF 139 million in 2Q12. At the end of the quarter, fixed income Basel III risk-weighted assets totaled USD 112 billion, a reduction of USD 25 billion, or 18%, from a year ago.

QoQ: Down 37% from CHF 1,987 million to CHF 1,257 million
Fixed income sales and trading revenues declined compared to a seasonally strong 1Q13. Emerging markets revenues were lower, driven by weaker financing activity and a deterioration in trading conditions, particularly in June. We had lower revenues in global credit products, including leveraged finance and investment grade, due to the sudden shift in market pricing in June, although results remained strong. Results include lower global rates revenues, driven by reduced client flows. We also had lower revenues from corporate lending and foreign exchange, reflecting significant risk reduction by clients at the end of the quarter. We had higher commodities revenues and solid securitized products performance, with stable revenues, despite difficult trading conditions in June. We incurred a loss of CHF 34 million from businesses we are exiting compared to a gain of CHF 4 million in 1Q13. At the end of the quarter, fixed income Basel III risk-weighted assets decreased USD 4 billion, or 3%, from 1Q13.

Equity sales and trading
YoY: Up 24% from CHF 1,075 million to CHF 1,338 million
The increase was driven by substantially higher results in derivatives, reflecting increased client activity and stronger trading results, particularly in Asia and the US. In addition, 2Q12 derivatives results were negatively impacted by subdued client activity in Asia and our conservative risk positioning. We also had higher results from equities arbitrage trading. Cash equities revenues increased as market share gains in the US and Europe more than offset lower industry trading volumes. We also had higher results in convertibles. Prime services revenues were lower as strong performance in prime brokerage, driven by market share momentum, was more than offset by lower financing revenues, particularly in Europe.

QoQ: Up 3% from CHF 1,297 million to CHF 1,338 million
The increase was driven by higher prime services revenues, reflecting continued strong market share. We also had higher revenues in derivatives, reflecting higher global trading volumes. Convertibles revenues increased due to improved trading conditions compared to 1Q13. Cash equities revenues were lower, following a strong performance in 1Q13, especially in Asia.

Operating expenses
Compensation and benefits
YoY: Up 4% from CHF 1,408 million to CHF 1,466 million
The increase was primarily driven by higher discretionary performance-related compensation expense, reflecting higher results, offsetting a decline in salaries due to lower headcount.

QoQ: Down 1% from CHF 1,485 million to CHF 1,466 million
The decrease was primarily due to lower deferred compensation from prior-year awards, largely offset by higher discretionary performance-related compensation expense.

General and administrative expenses
YoY: Up 15% from CHF 812 million to CHF 934 million
The increase was primarily due to higher litigation provisions.

QoQ: Up 2% from CHF 915 million to CHF 934 million
The increase was driven by a higher UK bank levy accrual as 1Q13 included certain credit adjustments to this accrual relating to prior years. Excluding the UK bank levy accrual, expenses were flat.

Market share momentum

– Credit Suisse retained its #1 rankings in US Electronic Trading and US Program Trading and maintained a Top 3 ranking in US Equity Trading, according to the latest Greenwich Associates survey.
– Credit Suisse was voted the #1 Prime Broker in Europe by EuroHedge magazine for the fourth consecutive year. For the first time in a decade, Credit Suisse was voted the #2 Prime Broker in Asia by AsiaHedge. Credit Suisse advanced to the #3 rank in the Americas in the Absolute Return 2013 Prime Brokerage League Table, compared to #4 in 2012.
– In the 2013 fixed income trading survey for North America by Greenwich Associates, Credit Suisse advanced to the #1 rank in overall US Fixed Income by market share. Broadly, we increased or maintained market share in several key businesses, including a #1 rank in US Securitized Products.

Evolving the Investment Banking business model

Our business model has continued to evolve in response to the new market and regulatory environment. We have achieved our Investment Banking balance sheet target of less than USD 600 billion of assets, reporting assets of USD 594 billion as of the end of 2Q13. In addition, we are on track to meet our Swiss leverage exposure target of USD 840 billion by year-end 2013. We reported USD 909 billion as of the end of 2Q13, down USD 150 billion from 2Q12, improving the Group’s Swiss leverage ratio.

Assets under management

We had net asset inflows of CHF 7.6 billion during 2Q13 and assets under management of CHF 1,296.6 billion as of the end of 2Q13.

Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management of CHF 1,296.6 billion were 1.1% lower compared to the end of 1Q13, as negative market movements and adverse foreign exchange-related movements were partially offset by solid net new assets. Compared to the end of 2Q12, assets under management were CHF 83.5 billion higher, primarily driven by positive market movements and net new assets.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Assets under management and client assets
	end of				% change
	2Q13	1Q13	4Q12	2Q12	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	823.7	835.8	798.5	774.1	(1.4)	3.2	6.4
Corporate & Institutional Clients	238.3	238.6	223.8	213.8	(0.1)	6.5	11.5
Asset Management [1]	390.7	393.1	371.6	360.5	(0.6)	5.1	8.4
Assets managed across businesses [2]	(156.1)	(155.9)	(143.1)	(135.3)	0.1	9.1	15.4
Assets under management	1,296.6	1,311.6	1,250.8	1,213.1	(1.1)	3.7	6.9
of which discretionary assets	417.8	429.9	407.6	391.6	(2.8)	2.5	6.7
of which advisory assets	878.8	881.7	843.2	821.5	(0.3)	4.2	7.0
Client assets (CHF billion)
Wealth Management Clients	931.6	958.3	913.8	879.8	(2.8)	1.9	5.9
Corporate & Institutional Clients	337.0	341.2	323.1	315.8	(1.2)	4.3	6.7
Asset Management [1]	390.7	393.1	371.6	360.5	(0.6)	5.1	8.4
Assets managed across businesses [2]	(156.1)	(155.9)	(143.1)	(135.3)	0.1	9.1	15.4
Client assets	1,503.2	1,536.7	1,465.4	1,420.8	(2.2)	2.6	5.8
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Growth in assets under management
in	2Q13	1Q13	2Q12	6M13	6M12
Growth in assets under management (CHF billion)
Net new assets	7.6	12.0	4.4	19.6	(1.3)
of which Wealth Management Clients	7.5	5.5	5.5	13.0	11.0
of which Corporate & Institutional Clients	(0.2)	4.5	(2.1)	4.3	0.3
of which Asset Management [1]	1.5	6.4	0.4	7.9	(11.0)
of which assets managed across businesses [2]	(1.2)	(4.4)	0.6	(5.6)	(1.6)
Other effects	(22.6)	48.8	3.9	26.2	29.2
of which Wealth Management Clients	(19.6)	31.8	(3.6)	12.2	12.9
of which Corporate & Institutional Clients	(0.1)	10.3	4.6	10.2	10.5
of which Asset Management	(3.9)	15.1	(0.7)	11.2	6.3
of which assets managed across businesses [2]	1.0	(8.4)	3.6	(7.4)	(0.5)
Total growth in assets under management	(15.0)	60.8	8.3	45.8	27.9
of which Wealth Management Clients	(12.1)	37.3	1.9	25.2	23.9
of which Corporate & Institutional Clients	(0.3)	14.8	2.5	14.5	10.8
of which Asset Management [1]	(2.4)	21.5	(0.3)	19.1	(4.7)
of which assets managed across businesses [2]	(0.2)	(12.8)	4.2	(13.0)	(2.1)
Growth in assets under management (annualized) (%)
Net new assets	2.3	3.8	1.5	3.1	(0.2)
of which Wealth Management Clients	3.6	2.8	2.8	3.3	2.9
of which Corporate & Institutional Clients	(0.3)	8.0	(4.0)	3.8	0.3
of which Asset Management [1]	1.5	6.9	0.4	4.3	(6.0)
of which assets managed across businesses [2]	3.1	12.3	(1.7)	7.8	2.4
Other effects	(6.9)	15.6	1.3	4.2	4.9
of which Wealth Management Clients	(9.4)	15.9	(1.8)	3.0	3.5
of which Corporate & Institutional Clients	(0.2)	18.5	8.7	9.2	10.3
of which Asset Management	(4.0)	16.2	(0.8)	6.0	3.5
of which assets managed across businesses [2]	(2.6)	23.5	(10.3)	10.4	0.8
Total growth in assets under management	(4.6)	19.4	2.8	7.3	4.7
of which Wealth Management Clients	(5.8)	18.7	1.0	6.3	6.4
of which Corporate & Institutional Clients	(0.5)	26.5	4.7	13.0	10.6
of which Asset Management [1]	(2.5)	23.1	(0.4)	10.3	(2.5)
of which assets managed across businesses [2]	0.5	35.8	(12.0)	18.2	3.2
Growth in net new assets (rolling four-quarter average) (%)
Wealth Management Clients	2.7	2.5	3.0	–	–
Corporate & Institutional Clients	2.6	1.7	1.8	–	–
Asset Management [1]	2.7	2.4	(4.3)	–	–
Assets managed across businesses [2]	3.5	2.1	(1.0)	–	–
Growth in net new assets	2.6	2.4	0.9	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
Private Banking & Wealth Management recorded net new assets of CHF 7.6 billion in 2Q13. Wealth Management Clients contributed solid net new assets of CHF 7.5 billion with continued strong inflows from emerging markets and from our UHNWI client segment, partially offset by continued outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported outflows of CHF 0.2 billion, driven by a small number of large Swiss institutional clients rebalancing their investment strategy out of some of our index products into cash. Asset Management reported net new assets of CHF 1.5 billion in 2Q13 with inflows mainly in credit, hedge fund and fixed income and equities products, and multi-asset class solutions, partially offset by outflows from index strategies and outflows of CHF 1.0 billion from businesses we decided to exit.

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Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management

During 2Q13, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.

Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by the FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for further information on liquidity and funding management.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. The assets included in the liquidity pool consist of cash, high grade bonds, major market equity securities and other liquid securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top rated counterparties. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The BCBS has stated that it will continue to review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.
The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019 following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.
The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.
Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we began using the NSFR in 2012 as the primary tool to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. Pursuant to our plans announced in October 2012 to reduce our balance sheet by the end of 2013 to below CHF 900 billion on a foreign exchange neutral basis compared to the end of 3Q12, we further strengthened our long-term funding profile to accelerate the increase of our NSFR. We estimate that our NSFR under the current FINMA framework was in excess of 100% as of the end of 2Q13. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions.
In November 2012, the Swiss Federal Council adopted a liquidity ordinance that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making in Switzerland. Both quantitative and qualitative requirements are consistent with existing FINMA liquidity requirements.

Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency and geography and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
These assets include our liquidity pool, which as of the end of 2Q13 based on our internal model was CHF 132 billion, net of a stress test level haircut. The liquidity pool consisted of CHF 40 billion of cash held at major central banks, primarily the Fed, the Swiss National Bank (SNB) and the ECB, CHF 57 billion of securities issued by governments and government agencies, primarily of the US, Germany, France and Britain and CHF 35 billion of other highly liquid assets including equity securities that form part of major indices.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 2Q13, slightly higher compared to the end of 1Q13, reflecting slightly lower loans and slightly higher core customer deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 293 billion as of the end of 2Q13, a slight increase compared to CHF 291 billion as of the end of 1Q13, as a result of a growth in the customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Debt issuances and redemptions
Our capital markets debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding centers are Zurich, New York, London and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
In 2Q13, senior debt of CHF 6.8 billion, subordinated debt of CHF 0.9 billion and domestic covered bonds of CHF 375 million matured. As of June 30, 2013, we had CHF 14.6 billion of domestic and international covered bonds outstanding.
As of the end of 2Q13, the weighted average maturity of long-term debt was 6.4 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities (VIEs), was 22% as of the end of 2Q13, compared to 24% as of the end of 1Q13.

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.7 billion, CHF 4.1 billion and CHF 5.8 billion, respectively, as of the end of 2Q13, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. On July 2, 2013 Standard & Poor announced a one-notch rating downgrade.
As of the end of 2Q13, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2012 for further information.

Capital management

Our capital position remained strong with a CET1 ratio under Basel III of 15.3% as of the end of 2Q13, reflecting an increase of CHF 0.8 billion in CET1 capital and a reduction in RWA compared to the end of 1Q13. Our Look-through Swiss Core Capital ratio was 10.4% as of the end of 2Q13.

Regulatory capital framework

Overview
Effective January 1, 2013, the Basel II.5 framework, under which we operated in 2012, was replaced by the Basel III framework, which was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business. Our 4Q12 calculations of capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2012 for further information.

Capital structure under Basel III
The BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets (RWA).
In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2013		2014		2015		2016		2017		2018		2019
Capital ratios
Minimum CET1	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer							0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB							0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	3.5%		4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Minimum additional tier 1	1.0%	[1]	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	4.5%		5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	3.5%	[1]	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates transition period.
2 Includes goodwill and other intangible assets, certain deferred tax assets and participations in financial institutions.

A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
The CET1 capital will be subject to certain regulatory deductions and other adjustments to common equity, including deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through January 1, 2019.
Beginning January 1, 2013, capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

Swiss requirements
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in from 2013 through 2018 and are fully effective January 1, 2019. The legislation on capital requirements builds on Basel III, but in respect of systemically relevant banks goes beyond its minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger buffer capital notes (BCN). The high-trigger BCN are required to convert into common equity or be written off in the event the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Based on these parameters, FINMA determines the progressive component on an annual basis. For 2013, FINMA set our progressive component requirement at 4.41% compared to our previously reported progressive component of 4.92%. The progressive component may be met with CET1 capital or low-trigger contingent capital, which converts into common equity or is written off if the CET1 ratio falls below 5%. In addition, until the end of 2017, the progressive component may also be met with high-trigger BCN.

Similar to Basel III, the Swiss requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. In February 2013, upon the request of the SNB, the Swiss Federal Council activated the countercyclical capital buffer, which will require banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgage loans that finance residential property in Switzerland beginning on September 30, 2013.
We also measure Swiss Core Capital and Swiss Total Capital. Swiss Core Capital consists of CET1 capital and tier 1 participation securities, which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other Swiss adjustments. Our Swiss Total Capital consists of Swiss Core Capital, high-trigger BCN and low-trigger contingent capital.
As of January 1, 2013, we must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

as of 2013
Capital ratio requirements
8.10%
1.10%
1.00%
6.00%
10.52%
2.02%
1.75%
6.75%
12.38%
2.76%
2.25%
7.37%
14.06%
3.31%
2.63%
8.12%
15.39%
3.77%
2.87%
8.75%
16.51%
4.13%
3.00%
9.38%
17.41%
4.41%[1]
3.00%
10.00%
Respective capital ratio requirements multiplied by 24%
Swiss leverage ratio requirements
1.94%
0.26%
0.24%
1.44%
2.53%
0.49%
0.42%
1.62%
2.97%
0.66%
0.54%
1.77%
3.37%
0.79%
0.63%
1.95%
3.69%
0.90%
0.69%
2.10%
3.96%
0.99%
0.72%
2.25%
4.18%
1.06%
0.72%
2.40%
Effective as of January 1, for the applicable year
2013
2014
2015
2016
2017
2018
2019
Swiss Core Capital
High-trigger BCN
Low-trigger contingent capital

	2013	2014	2015	2016	2017	2018	2019
Progressive component[1]	1.10%	2.02%	2.76%	3.31%	3.77%	4.13%	4.41%
Buffer component	3.50%	4.50%	5.12%	6.25%	7.12%	7.88%	8.50%
Minimum component	3.50%	4.00%	4.50%	4.50%	4.50%	4.50%	4.50%

[1] The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Using 2012 year-end data, we estimate that the 2019 progressive component will be further reduced in 2014.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR) and, since January 1, 2013, advanced credit valuation adjustment (CVA). The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. Advanced CVA covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
FINMA, in line with Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 2Q13, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
With FINMA approval, we have implemented a Comprehensive Risk Measure framework to calculate a capital charge covering all price risks (default, spread and correlation risk) within the credit correlation products within our trading book portfolio.
Effective January 1, 2013, FINMA introduced increased capital charges for mortgage loans that finance certain residential property in Switzerland (mortgage multiplier). These increased capital charges, which are applied for both BIS and FINMA purposes, will be phased in by January 1, 2019.
> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.

Capital issuances and redemptions

In July 2012, we issued CHF 3.8 billion of MACCS that mandatorily converted into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013. The settlement and delivery of shares occurred on April 8, 2013.

Capital metrics under Basel III

Regulatory capital and ratios – Group
Our CET1 ratio was 15.3% as of the end of 2Q13, compared to 14.6% as of the end of 1Q13. Our tier 1 ratio was 15.9% as of the end of 2Q13 compared to 15.1% as of the end of 1Q13, reflecting increased CET1 capital and a reduction in RWA. Our total capital ratio was 18.2% as of the end of 2Q13 compared to 17.4% as of the end of 1Q13, reflecting increased CET1 capital and a reduction in RWA.
CET1 capital was CHF 44.4 billion as of the end of 2Q13 compared to CHF 43.6 billion as of the end of 1Q13, reflecting net income, partially offset by a quarterly dividend accrual and a negative foreign exchange translation impact.
Additional tier 1 capital increased slightly to CHF 1.6 billion and tier 2 capital was stable at CHF 6.9 billion as of the end of 2Q13.
Total eligible capital was CHF 52.8 billion as of the end of 2Q13 compared to CHF 52.0 billion as of the end of 1Q13.
RWA decreased 3%, from CHF 298.2 billion as of the end of 1Q13 to CHF 289.7 billion as of the end of 2Q13, reflecting decreases in credit risk and market risk together with a small decrease resulting from foreign exchange translation.
The decrease in credit risk was primarily driven by a decrease in advanced CVA and a decrease in Private Banking & Wealth Management credit risk, partially offset by an increase in Investment Banking credit risk. The decrease in advanced CVA resulted from decreases in counterparty exposure and increases in hedging. Investment Banking credit risk increases reflected increases in secured financing exposures and lending, partially offset by updates to loss given default parameters and decreases in derivative exposures. The decrease in market risk related primarily to Investment Banking, which had lower equity and fixed income exposures particularly impacting stressed VaR and VaR.
> Refer to the table “BIS statistics – Basel III” for further information.
> Refer to “Market risk” and “Credit risk” in Risk management for further information.
> Refer to https://www.credit-suisse.com/investment_banking/financial_regulatory/en/subsidiaries_pillar_3.jsp for additional regulatory reporting information.

BIS statistics – Basel III
	Group							Bank
							% change							% change
end of	2Q13		1Q13		4Q12	[1]	QoQ	2Q13		1Q13		4Q12	[1]	QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,402		37,825		35,498		12	36,587		36,205		34,767		1
Mandatory and contingent convertible securities	–	[2]	3,779	[2]	3,598	[2]	(100)	–		–		–		–
Regulatory adjustments	(659)	[3]	(755)	[3]	(303)	[3]	(13)	(3,808)	[4]	(3,916)	[4]	(3,879)	[4]	(3)
Adjustments subject to phase in 5	2,687		2,732		2,707		(2)	6,164		6,026		5,829		2
CET1 capital	44,430		43,581		41,500		2	38,943		38,315		36,717		2
Additional tier 1 instruments [6]	1,569		1,570		1,516		0	1,569		1,598		1,545		(2)
Additional tier 1 instruments subject to phase out [7]	9,221		9,182		10,416		0	9,221		9,182		10,416		0
Deductions from additional tier 1 capital [8]	(9,231)		(9,221)		(9,075)		0	(8,333)		(8,307)		(8,201)		0
Additional tier 1 capital	1,559		1,531		2,857		2	2,457		2,473		3,760		(1)
Total tier 1 capital	45,989		45,112		44,357		2	41,400		40,788		40,477		2
Tier 2 instruments [6]	2,642		2,644		2,568		0	2,642		2,644		2,572		0
Tier 2 instruments subject to phase out	4,583		4,611		5,016		(1)	5,572		6,072		6,634		(8)
Deductions from tier 2 capital	(366)		(368)		(422)		(1)	(325)		(320)		(377)		2
Tier 2 capital	6,859		6,887		7,162		0	7,889		8,396		8,829		(6)
Total eligible capital	52,848		51,999		51,519		2	49,289		49,184		49,306		0
Risk-weighted assets (CHF million)
Credit risk	195,508		201,052		201,764		(3)	184,860		190,468		191,649		(3)
Market risk	42,987		45,514		39,466		(6)	42,937		45,480		39,438		(6)
Operational risk	44,788		45,000		45,125		0	44,788		45,000		45,125		0
Non-counterparty risk	6,464		6,589		6,126		(2)	6,210		6,333		5,873		(2)
Risk-weighted assets	289,747		298,155		292,481		(3)	278,795		287,281		282,085		(3)
Capital ratios (%)
CET1 ratio	15.3		14.6		14.2		–	14.0		13.3		13.0		–
Tier 1 ratio	15.9		15.1		15.2		–	14.8		14.2		14.3		–
Total capital ratio	18.2		17.4		17.6		–	17.7		17.1		17.5		–
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

2 Converted and settled into 233.5 million shares on April 8, 2013 and reflected in total shareholders' equity as of that date.
3 Includes regulatory adjustments not subject to phase in, including a cumulative dividend accrual.
4 Includes regulatory adjustments not subject to phase in, including the cumulative dividend accrual, and an adjustment for tier 1 participation securities.
5
Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments. For the years 2014 - 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions).

6 Consists of high-trigger BCN.
7 Includes tier 1 participating securities and hybrid capital instruments that are subject to phase out.
8
Includes goodwill and other intangible assets of CHF 8.8 billion and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

CET1 capital movement – Basel III
	2Q13		1Q13
CET1 capital (CHF million)
Balance at beginning of period	43,581		41,500	[1]
Net income	1,045		1,303
Foreign exchange impact	(157)		800
Other	(39)	[2]	(22)
Balance at end of period	44,430		43,581
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

2 Reflects the effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.

Look-through CET1 ratio
For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions). Assuming fully phased-in deductions of CHF 8.8 billion of goodwill and other intangible assets and CHF 7.5 billion of other regulatory adjustments, we estimate that our CET1 ratio as of the end of 2Q13 would be 9.3%, calculated based on Look-through RWA of CHF 281 billion.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in Credit Risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.

Risk-weighted assets by division – Basel III
	end of				% change
	2Q13	1Q13	4Q12	[1]	QoQ	Ytd
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	97,452	98,321	96,009		(1)	2
Investment Banking	167,573	172,808	171,511		(3)	(2)
Corporate Center	24,722	27,026	24,961		(9)	(1)
Risk-weighted assets	289,747	298,155	292,481		(3)	(1)
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

Capital metrics under Swiss requirements

Swiss Core and Total Capital ratios
Swiss Core Capital consists of CET1 capital, tier 1 participation securities which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other adjustments. Swiss Total Capital also includes high-trigger BCN and low-trigger contingent capital. As of the end of 2Q13, our Swiss Core Capital and Swiss Total Capital ratios were 15.7% and 17.2%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.0% and 8.1%, respectively.

Swiss Core and Total Capital ratios
	Group					Bank
					% change					% change
end of	2Q13	1Q13	4Q12	[1]	QoQ	2Q13	1Q13	4Q12	[1]	QoQ
Capital development (CHF million)
CET1 capital	44,430	43,581	41,500		2	38,943	38,315	36,717		2
Swiss regulatory adjustments [2]	1,375	1,236	2,481		11	2,333	2,230	2,864		5
Swiss Core Capital	45,805	44,817	43,981		2	41,276	40,545	39,581		2
High-trigger BCN [3]	4,211	4,214	4,084		0	4,211	4,214	4,084		0
Low-trigger contingent capital	–	–	–		–	–	–	–		–
Swiss Total Capital	50,016	49,031	48,065		2	45,487	44,759	43,665		2
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	289,747	298,155	292,481		(3)	278,795	287,281	282,085		(3)
Swiss regulatory adjustments [4]	1,420	1,407	1,259		1	1,395	1,372	1,220		2
Swiss risk-weighted assets	291,167	299,562	293,740		(3)	280,190	288,653	283,305		(3)
Capital ratios (%)
Swiss Core Capital ratio	15.7	15.0	15.0		–	14.7	14.0	14.0		–
Swiss Total Capital ratio	17.2	16.4	16.4		–	16.2	15.5	15.4		–
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

2
Consists of tier 1 participation securities of CHF 2.5 billion, additional tier 1 deductions for which there is not enough tier 1 capital available and is therefore deducted from Swiss Core Capital and other Swiss regulatory adjustments.

3 Consists of CHF 1.6 billion additional tier 1 instruments and CHF 2.6 billion tier 2 instruments.
4 Includes increased regulatory thresholds resulting from additional Swiss Core Capital.

The following table presents the Swiss requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2Q13	Minimum component	Buffer component	Progressive component	Excess	2Q13
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–	–	–	291.2	–	–	–	–	280.2
2013 Swiss capital requirements [1]
Minimum Swiss Total Capital ratio	3.5%	3.5%	1.1%	–	8.1%	3.5%	3.5%	1.1%	–	8.1%
Minimum Swiss Total Capital (CHF billion)	10.2	10.2	3.2	–	23.6	9.8	9.8	3.1	–	22.7
Swiss capital coverage (CHF billion)
Swiss Core Capital	10.2	9.2	–	26.4	45.8	9.8	8.7	–	22.8	41.3
High-trigger BCN	–	1.0	3.2	–	4.2	–	1.1	3.1	–	4.2
Low-trigger contingent capital	–	–	–	–	–	–	–	–	–	–
Swiss Total Capital	10.2	10.2	3.2	26.4	50.0	9.8	9.8	3.1	22.8	45.5
Capital ratios (%)
Swiss Total Capital ratio	3.5%	3.5%	1.1%	9.1%	17.2%	3.5%	3.5%	1.1%	8.1%	16.2%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.

Look-through Swiss Core and Total Capital ratios
The Look-through Swiss Core Capital assumes fully phased-in goodwill and other intangible assets and other regulatory adjustments. We have calculated the pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.6 billion of capital measures announced in July 2012. As of the end of 2Q13, our pro forma Look-through Swiss Core Capital ratio was 10.6% compared to a 10.0% ratio that we are targeting.

Look-through CET1, Swiss Core and Total Capital ratios

Shareholders' equity (CHF billion)
42.4
(8.8)
(7.5)
Goodwill & other intangible assets
Other regulatory adjustments
Regulatory capital (CHF billion)
3.3[1]
33.6
4.2
29.4
26.1
11.9%
10.4%
9.3%
0.6[2]
Remaining capital measures
34.2
4.2
30.0
26.7
Swiss Total Capital
Swiss Core
CET1
12.1%
10.6%
9.5%
Target
10.0%
end of 2Q13
regulatory capital end of 2Q13
pro forma end of 2Q13
Swiss RWA (look-through) (CHF billion)
283
283[3]
Look-through Swiss Core Capital
High-trigger BCN

Note: Pro forma calculation assumes successful completion of the remaining capital measures announced in July 2012. Refer to "July 2012 capital measures" in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual report 2012 for further information. Actual results may differ. Rounding differences may occur.

[1] Consists of existing tier 1 participation securities of CHF 2.5 billion and other Swiss regulatory adjustments.

[2] Consists of strategic divestments that are part of our capital measures announced in July 2012 to strengthen our capital position.

[3] Reflects increased regulatory thresholds resulting from the remaining capital measures.

Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss Total Capital, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons. As of the end of 2Q13, our Swiss leverage ratio was 3.9%. As of the end of 2Q13, our total exposure was CHF 1,258 billion and we are targeting a reduction in our total exposure to under CHF 1,190 billion by the end of 2013.

Swiss leverage ratio
	Group			Bank
			% change			% change
end of	2Q13	1Q13	QoQ	2Q13	1Q13	QoQ
Swiss Total Capital (CHF million)
Swiss Total Capital	50,016	49,031	2	45,487	44,759	2
Exposure (CHF million) [1]
Balance sheet assets	940,773	948,766	(1)	923,484	932,285	(1)
Off-balance sheet exposures	161,178	145,011	11	160,290	144,121	11
Regulatory adjustments	180,198	186,084	(3)	177,579	183,195	(3)
Total average exposure	1,282,149	1,279,861	0	1,261,353	1,259,601	0
Swiss leverage ratio (%)
Swiss leverage ratio	3.9	3.8	–	3.6	3.6	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

The following table presents the Swiss requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.

Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2Q13	Minimum component	Buffer component	Progressive component	Excess	2Q13
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,282.1	–	–	–	–	1,261.4
2013 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.84%	0.84%	0.26%	–	1.94%	0.84%	0.84%	0.26%	–	1.94%
Minimum Swiss leverage (CHF billion)	10.8	10.8	3.4	–	25.0	10.6	10.6	3.3	–	24.5
Swiss capital coverage (CHF billion)
Swiss Core Capital	10.8	10.0	–	25.0	45.8	10.6	9.7	–	21.0	41.3
High-trigger BCN	–	0.8	3.4	–	4.2	–	0.9	3.3	–	4.2
Low-trigger contingent capital	–	–	–	–	–	–	–	–	–	–
Swiss Total Capital	10.8	10.8	3.4	25.0	50.0	10.6	10.6	3.3	21.0	45.5
Swiss leverage ratio (%)
Swiss leverage ratio	0.84%	0.84%	0.26%	2.0%	3.9%	0.84%	0.84%	0.26%	1.7%	3.6%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.

Total shareholders’ equity
Our total shareholders’ equity increased to CHF 42.4 billion as of the end of 2Q13 compared to CHF 37.8 billion as of the end of 1Q13. Total shareholders’ equity was impacted by the issuance of common shares, primarily for the settlement of MACCS, net income and treasury share sales and repurchases. These increases were offset by dividend payments and the impact of foreign exchange-related movements on cumulative translation adjustments.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.

Capital
	end of				% change
	2Q13	1Q13	4Q12	2Q12	QoQ	Ytd	YoY
Shareholders' equity (CHF million)
Common shares	64	54	53	51	19	21	25
Additional paid-in capital	27,196	23,808	23,636	21,930	14	15	24
Retained earnings	30,405	29,474	28,171	27,771	3	8	9
Treasury shares, at cost	(62)	(446)	(459)	(66)	(86)	(86)	(6)
Accumulated other comprehensive income/(loss)	(15,201)	(15,065)	(15,903)	(14,912)	1	(4)	2
Total shareholders' equity	42,402	37,825	35,498	34,774	12	19	22
Goodwill	(8,554)	(8,584)	(8,389)	(8,665)	0	2	(1)
Other intangible assets	(237)	(256)	(243)	(278)	(7)	(2)	(15)
Tangible shareholders' equity [1]	33,611	28,985	26,866	25,831	16	25	30
Shares outstanding (million)
Common shares issued	1,594.3	1,339.7	1,320.8	1,286.6	19	21	24
Treasury shares	(2.3)	(27.5)	(27.0)	(3.5)	(92)	(91)	(34)
Shares outstanding	1,592.0	1,312.2	1,293.8	1,283.1	21	23	24
Par value (CHF)
Par value	0.04	0.04	0.04	0.04	0	0	0
Book value per share (CHF)
Total book value per share	26.63	28.83	27.44	27.10	(8)	(3)	(2)
Goodwill per share	(5.37)	(6.54)	(6.48)	(6.75)	(18)	(17)	(20)
Other intangible assets per share	(0.15)	(0.20)	(0.19)	(0.22)	(25)	(21)	(32)
Tangible book value per share [1]	21.11	22.09	20.77	20.13	(4)	2	5
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management

In 2Q13, overall position risk increased 4%, utilized economic capital increased 1%, average risk management VaR in US dollars decreased 2% and gross impaired loans decreased 6% to CHF 1.7 billion.

Economic capital and position risk

Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2Q13, there were no changes to the economic capital methodology.
> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on economic capital and position risk.

Key position risk trends
Position risk for risk management purposes as of the end of 2Q13 increased 4% compared to the end of 1Q13. Position risk increased mainly due to new loans and increased counterparty risk in Investment Banking in international lending & counterparty exposures. Position risk also increased in loans collateralized by securities in private banking corporate & retail lending. These increases were partially offset mainly by lower foreign exchange, interest rate and credit spread exposures in fixed income trading as well as lower RMBS exposures in real estate & structured assets due to sales.

Position risk

	end of				% change
	2Q13	1Q13	4Q12	2Q12	QoQ	Ytd	YoY
Position risk (CHF million)
Fixed income trading [1]	1,897	2,565	2,489	2,706	(26)	(24)	(30)
Equity trading & investments	1,753	1,768	1,819	2,082	(1)	(4)	(16)
Private banking corporate & retail lending	2,474	2,383	2,382	2,187	4	4	13
International lending & counterparty exposures	5,324	4,494	4,260	3,722	18	25	43
Emerging markets country event risk	1,468	1,470	1,041	1,304	0	41	13
Real estate & structured assets [2]	2,021	2,132	1,985	2,395	(5)	2	(16)
Simple sum across risk categories	14,937	14,812	13,976	14,396	1	7	4
Diversification benefit [3]	(2,845)	(3,149)	(2,796)	(2,936)	(10)	2	(3)
Position risk (99% confidence level for risk management purposes)	12,092	11,663	11,180	11,460	4	8	6
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Compared to the end of 2Q12, position risk for risk management purposes increased 6%, mainly due to new loans in Investment Banking in international lending & counterparty exposures, higher private banking corporate & retail lending, driven by increased risk in loans collateralized by securities, and increased emerging markets country event risk primarily from higher exposures in Eastern Europe. These increases were partially offset by lower interest rate and foreign exchange exposures in fixed income trading, lower commercial mortgage-backed securities (CMBS) and RMBS exposures in real estate & structured assets due to sales, and private equity sales in equity trading & investments.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital

	in / end of				% change
	2Q13	1Q13	4Q12	2Q12	QoQ	Ytd	YoY
Economic capital resources (CHF million)
Look-through CET1 capital (Basel III)	26,128	24,797	22,690	14,538	5	15	80
Economic adjustments [1]	9,291	9,341	9,212	9,618	(1)	1	(3)
Economic capital resources	35,419	34,138	31,902	24,156	4	11	47
Utilized economic capital (CHF million)
Position risk (99.97% confidence level)	21,395	20,698	19,697	20,494	3	9	4
Operational risk	3,924	3,923	3,924	3,836	0	0	2
Other risks [2]	6,689	7,083	7,060	8,932	(6)	(5)	(25)
Utilized economic capital	32,008	31,704	30,681	33,262	1	4	(4)
Utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,617	9,747	9,593	10,127	(1)	0	(5)
Investment Banking	20,159	19,719	18,865	20,622	2	7	(2)
Corporate Center [3]	2,251	2,258	2,242	2,536	0	0	(11)
Utilized economic capital - Credit Suisse [4]	32,008	31,704	30,681	33,262	1	4	(4)
Average utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,682	9,670	9,756	9,911	0	(1)	(2)
Investment Banking	19,939	19,292	18,759	20,103	3	6	(1)
Corporate Center [3]	2,254	2,250	2,256	2,552	0	0	(12)
Average utilized economic capital - Credit Suisse [5]	31,856	31,193	30,761	32,544	2	4	(2)
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
Includes primarily high-trigger BCN, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to Look-through CET1 capital to enable comparison between economic capital utilization and economic capital resources under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits and an estimate for the impacts of certain methodology changes planned for 2013.

3 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.
4 Includes a diversification benefit of CHF 19 million, CHF 20 million, CHF 19 and CHF 23 million as of the end of 2Q13, 1Q13, 4Q12 and 2Q12, respectively.
5 Includes a diversification benefit of CHF 19 million, CHF 19 million, CHF 10 and CHF 22 million as of the end of 2Q13, 1Q13, 4Q12 and 2Q12, respectively.

Utilized economic capital trends
In 2Q13, our utilized economic capital increased 1%.
For Private Banking & Wealth Management, utilized economic capital decreased 1%, mainly due to decreased deferred share-based compensation awards and owned real estate risk in other risks, partially offset by higher private banking corporate & retail lending position risk.
For Investment Banking, utilized economic capital increased 2%, mainly due to increases in international lending & counterparty exposures and higher reserves within other risks for risks not captured in the position risk economic capital model, partially offset by decreased deferred share-based compensation awards within other risk and lower position risk in fixed income trading and real estate & structured assets.
For Corporate Center, utilized economic capital was stable.

Market risk

Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations. Risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading portfolio and are reflected in our VaR measures.
Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q13, there were no material changes to the VaR methodology.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes an incremental risk charge, stressed VaR and, since January 1, 2013, consideration of the impact of changes in a counterparty’s credit spreads (also known as credit valuation adjustments).
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR decreased 2% to USD 42 million from 1Q13, mainly reflecting reduced interest rate exposures. Compared to 2Q12, average risk management VaR decreased 34% due to lower market volatility and reduced interest rate, credit spread, foreign exchange and equity exposures.
Period-end risk management VaR decreased 13% to USD 34 million from 1Q13. The decrease mainly reflected lower market volatility and lower interest rate and foreign exchange exposures. Compared to 2Q12, period-end risk management VaR decreased 47%, mainly reflecting lower market volatility and reduced interest rate, credit spread and equity exposures.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)

	Risk management VaR (98%)							Regulatory VaR (99%)
in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
2Q13 (CHF million)
Average	44	9	3	15	(31)		40	42
Minimum	33	6	1	11	–	[1]	33	32
Maximum	56	15	3	18	–	[1]	50	54
End of period	33	6	3	15	(24)		33	32
1Q13 (CHF million)
Average	44	11	2	17	(34)		40	48
Minimum	38	6	1	12	–	[1]	34	32
Maximum	58	24	3	36	–	[1]	55	77
End of period	43	8	3	15	(32)		37	32
2Q12 (CHF million)
Average	56	18	3	20	(37)		60	60
Minimum	49	7	2	14	–	[1]	49	51
Maximum	65	34	4	30	–	[1]	72	89
End of period	60	8	2	19	(27)		62	60
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)

	Risk management VaR (98%)							Regulatory VaR (99%)
in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
2Q13 (USD million)
Average	46	10	3	16	(33)		42	45
Minimum	35	6	2	12	–	[1]	34	33
Maximum	58	16	4	19	–	[1]	51	55
End of period	35	6	3	16	(26)		34	34
1Q13 (USD million)
Average	48	12	2	18	(37)		43	51
Minimum	41	6	1	13	–	[1]	36	34
Maximum	64	25	3	38	–	[1]	58	83
End of period	45	8	3	16	(33)		39	34
2Q12 (USD million)
Average	60	19	3	21	(39)		64	65
Minimum	53	7	2	16	–	[1]	53	55
Maximum	72	38	5	33	–	[1]	75	93
End of period	62	8	2	20	(28)		64	62
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 2Q13 and in the 12-month-period ending with such quarter. Since there were fewer than five backtesting exceptions in the rolling 12-month period ending as of the end of 2Q13, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q13 with those for 1Q13 and 2Q12. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2Q13 and 1Q13, we had no trading loss days.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits. This risk is monitored on a daily basis.
The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 9.6 million as of the end of 2Q13, compared to a valuation increase of CHF 9.0 million as of the end of 1Q13.

Credit risk

Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on credit risk.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our OTC derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.
The credit risk exposure in the table is presented on a risk-based view. We present our credit risk exposure and related risk mitigation for the following distinct categories:

– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes CDS and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and total return swaps).

CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable ISDA master agreement that provides for daily margining.

Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Greece, Ireland, Italy, Portugal and Spain as of the end of 2Q13 was EUR 3.8 billion, down from EUR 4.1 billion as of the end of 1Q13. Our net exposure to these sovereigns was EUR 0.7 billion, up from EUR 0.6 billion as of the end of 1Q13. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 2Q13 included net exposure to financial institutions of EUR 1.4 billion and to corporates and other counterparties of EUR 2.9 billion, compared to EUR 2.2 billion and EUR 2.7 billion, respectively, as of the end of 1Q13. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.

Sovereign debt rating developments
In 2Q13, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Fitch lowered Cyprus’ rating to B– from B and increased Greece’s rating to B– from CCC. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures

	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 2Q13		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Cyprus (EUR billion)
Corporates & other	0.6	0.0	0.6		0.0	0.0		0.0		0.6	0.0
Total	0.6	0.0	0.6		0.0	0.0		0.0		0.6	0.0
Greece (EUR billion)
Sovereigns	0.2	0.0	0.1		0.1	0.0		0.0		0.2	0.1
Financial institutions	0.1	0.0	0.1		0.0	0.0		(0.1)		0.1	0.0
Corporates & other	0.5	0.0	0.5		0.0	0.0		0.0		0.5	0.0
Total	0.8	0.0	0.7		0.1	0.0		(0.1)		0.8	0.1
Ireland (EUR billion)
Financial institutions	0.7	0.0	0.6		0.1	0.1		0.0		0.8	0.2
Corporates & other	1.6	0.0	0.7		0.9	0.1		(0.1)		1.7	1.0
Total	2.3	0.0	1.3		1.0	0.2		(0.1)		2.5	1.2
Italy (EUR billion)
Sovereigns	3.4	2.6	0.3		0.5	0.0		(0.4)		3.4	0.5
Financial institutions	1.6	0.0	1.2		0.4	0.1		(0.1)		1.7	0.5
Corporates & other	2.7	0.3	1.5		0.9	0.0		(0.1)		2.7	0.9
Total	7.7	2.9	3.0		1.8	0.1		(0.6)		7.8	1.9
Portugal (EUR billion)
Sovereigns	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Financial institutions	0.2	0.0	0.2		0.0	0.1		0.0		0.3	0.1
Corporates & other	0.1	0.0	0.1		0.0	0.0		(0.2)		0.1	0.0
Total	0.4	0.0	0.4		0.0	0.1		(0.2)		0.5	0.1
Spain (EUR billion)
Sovereigns	0.0	0.0	0.0		0.0	0.1		0.1		0.1	0.1
Financial institutions	0.7	0.0	0.5		0.2	0.4		(0.3)		1.1	0.6
Corporates & other	1.9	0.1	1.0		0.8	0.2		0.1		2.1	1.0
Total	2.6	0.1	1.5		1.0	0.7		(0.1)		3.3	1.7
Total (EUR billion)
Sovereigns	3.7	2.6	0.5		0.6	0.1		(0.3)		3.8	0.7
Financial institutions	3.3	0.0	2.6		0.7	0.7		(0.5)		4.0	1.4
Corporates & other	7.4	0.4	4.4		2.6	0.3		(0.3)		7.7	2.9
Total	14.4	3.0	7.5		3.9	1.1		(1.1)		15.5	5.0
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Credit risk overview
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management and unused credit limits which can be revoked at our sole discretion upon notice to the client in Private Banking & Wealth Management.

Credit risk

	end of				% change
	2Q13	1Q13	4Q12	2Q12	QoQ	Ytd	YoY
Balance sheet (CHF million)
Gross loans	247,176	249,995	243,204	240,163	(1)	2	3
Loans held-for-sale	23,284	19,772	19,894	20,115	18	17	16
Traded loans	5,775	5,122	4,282	3,488	13	35	66
Derivative instruments [1]	41,627	35,979	37,138	45,449	16	12	(8)
Total balance sheet	317,862	310,868	304,518	309,215	2	4	3
Off-balance sheet (CHF million)
Loan commitments [2]	245,131	239,157	237,110	220,450	2	3	11
Credit guarantees and similar instruments	12,780	12,415	12,587	16,804	3	2	(24)
Irrevocable commitments under documentary credits	5,689	5,498	6,258	4,573	3	(9)	24
Total off-balance sheet	263,600	257,070	255,955	241,827	3	3	9

Total credit risk	581,462	567,938	560,473	551,042	2	4	6
Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.
2
Includes CHF 141 billion, CHF 142 billion, CHF 140 billion and CHF 135 billion of unused credit limits as of the end of 2Q13, 1Q13, 4Q12 and 2Q12, respectively, which were revocable at our sole discretion upon notice to the client.

Loan exposure
Compared to the end of 1Q13, gross loans decreased CHF 2.8 billion to CHF 247.2 billion. In Private Banking & Wealth Management, gross loans were CHF 215.1 billion, up CHF 2.0 billion from 1Q13, primarily reflecting increases in loans collateralized by securities and residential mortgages. Gross loans in Investment Banking decreased CHF 4.9 billion to CHF 32.0 billion, mainly due to decreases in loans to financial institutions, governments and public institutions, and lower commercial and industrial loans.
Gross impaired loans decreased 6% to CHF 1.7 billion compared to the end of 1Q13. In Private Banking & Wealth Management, gross impaired loans decreased CHF 104 million to CHF 1,419 million due to lower potential problem, non-performing and non-interest-earning loans. In Investment Banking, gross impaired loans decreased CHF 6 million to CHF 252 million.
We recorded a net provision for credit losses of CHF 51 million in 2Q13, compared to a net provision of CHF 22 million in 1Q13, with a net provision of CHF 46 million and CHF 4 million in Private Banking & Wealth Management and Investment Banking, respectively.
Compared to the end of 2Q12, gross loans increased 3%. An increase in Private Banking & Wealth Management of 6% was primarily due to an increase in loans collateralized by securities, higher residential mortgages and higher commercial and industrial loans. In Investment Banking, a decrease of 13% was mainly related to lower loans to financial institutions, and lower commercial and industrial loans. Gross impaired loans decreased 6% driven by decreases in potential problem loans across the Group.

Loans

	Private Banking & Wealth Management						Investment Banking			Credit Suisse			[1]
end of	2Q13		1Q13		2Q12		2Q13	1Q13	2Q12	2Q13	1Q13	2Q12
Loans (CHF million)
Mortgages	93,602		92,703		90,618		0	0	0	93,602	92,703	90,618
Loans collateralized by securities	30,316		29,251		26,281		0	0	0	30,316	29,251	26,281
Consumer finance	7,031		6,837		6,689		337	624	486	7,368	7,461	7,176
Consumer	130,949		128,791		123,588		337	624	486	131,286	129,415	124,075
Real estate	25,335		25,126		24,414		1,636	1,435	1,702	26,971	26,561	26,116
Commercial and industrial loans	49,487		50,062		47,128		13,835	14,749	14,674	63,348	64,833	61,813
Financial institutions	8,079		7,791		6,913		14,237	16,753	18,343	22,316	24,544	25,256
Governments and public institutions	1,267		1,313		1,299		1,988	3,329	1,604	3,255	4,642	2,903
Corporate & institutional	84,168	[2]	84,292	[2]	79,754	[2]	31,696	36,266	36,323	115,890	120,580	116,088
Gross loans	215,117		213,083		203,342		32,033	36,890	36,809	247,176	249,995	240,163
Net (unearned income) / deferred expenses	(68)		(63)		(37)		(20)	(21)	(34)	(90)	(84)	(71)
Allowance for loan losses [3]	(757)		(782)		(776)		(141)	(134)	(152)	(900)	(916)	(928)
Net loans	214,292		212,238		202,529		31,872	36,735	36,623	246,186	248,995	239,164
Impaired loans (CHF million)
Non-performing loans	672		708		698		230	221	223	904	929	921
Non-interest-earning loans	303		321		272		2	3	26	305	324	298
Total non-performing and non-interest-earning loans	975		1,029		970		232	224	249	1,209	1,253	1,219
Restructured loans	0		0		0		20	20	36	20	20	36
Potential problem loans	444		494		506		0	14	13	444	508	519
Total other impaired loans	444		494		506		20	34	49	464	528	555
Gross impaired loans [3]	1,419		1,523		1,476		252	258	298	1,673	1,781	1,774
of which loans with a specific allowance	1,357		1,393		1,193		243	189	197	1,602	1,582	1,390
of which loans without a specific allowance	62		130		283		9	69	101	71	199	384
Allowance for loan losses (CHF million)
Balance at beginning of period [3]	782		785		755		134	137	153	916	922	908
Net movements recognized in statements of operations	47		30		39		0	(10)	(15)	49	20	24
Gross write-offs	(98)		(52)		(32)		(1)	(2)	(12)	(99)	(54)	(44)
Recoveries	25		5		6		4	2	6	29	7	12
Net write-offs	(73)		(47)		(26)		3	0	(6)	(70)	(47)	(32)
Provisions for interest	2		6		2		4	1	2	6	7	4
Foreign currency translation impact and other adjustments, net	(1)		8		6		0	6	18	(1)	14	24
Balance at end of period [3]	757		782		776		141	134	152	900	916	928
of which individually evaluated for impairment	569		593		574		107	96	108	676	689	682
of which collectively evaluated for impairment	188		189		202		34	38	44	224	227	246
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 66,934 million, CHF 65,929 million and CHF 63,496 million as of the end of 2Q13, 1Q13 and 2Q12, respectively.

3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.

Balance sheet and off-balance sheet

Total assets were CHF 919.9 billion, total liabilities were CHF 870.5 billion and total equity was CHF 49.4 billion. Both total assets and total liabilities were down 3% for the quarter, driven in both cases by a decrease from operating activities, including our balance sheet reduction initiative, and the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary

	end of				% change
	2Q13	1Q13	4Q12	2Q12	QoQ	Ytd	YoY
Assets (CHF million)
Cash and due from banks	56,584	57,242	61,763	99,038	(1)	(8)	(43)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,404	180,513	183,455	226,864	(4)	(5)	(24)
Trading assets	245,834	264,201	256,399	284,058	(7)	(4)	(13)
Net loans	246,186	248,995	242,223	239,164	(1)	2	3
Brokerage receivables	72,247	58,538	45,768	50,411	23	58	43
All other assets	125,648	137,129	134,672	143,920	(8)	(7)	(13)
Total assets	919,903	946,618	924,280	1,043,455	(3)	0	(12)
Liabilities and equity (CHF million)
Due to banks	29,440	35,033	31,014	41,325	(16)	(5)	(29)
Customer deposits	328,389	316,681	308,312	312,683	4	7	5
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	99,073	127,182	132,721	189,266	(22)	(25)	(48)
Trading liabilities	89,917	91,490	90,816	115,782	(2)	(1)	(22)
Long-term debt	133,505	143,094	148,134	154,838	(7)	(10)	(14)
Brokerage payables	91,404	73,466	64,676	75,822	24	41	21
All other liabilities	98,768	114,726	106,323	111,634	(14)	(7)	(12)
Total liabilities	870,496	901,672	881,996	1,001,350	(3)	(1)	(13)
Total shareholders' equity	42,402	37,825	35,498	34,774	12	19	22
Noncontrolling interests	7,005	7,121	6,786	7,331	(2)	3	(4)
Total equity	49,407	44,946	42,284	42,105	10	17	17

Total liabilities and equity	919,903	946,618	924,280	1,043,455	(3)	0	(12)

Balance sheet

Total assets were CHF 919.9 billion as of the end of 2Q13, down CHF 26.7 billion, or 3%, from the end of 1Q13, reflecting measures taken in connection with our balance sheet reduction initiative announced in October 2012 and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 22.9 billion.
Compared to the end of 1Q13, trading assets decreased CHF 18.4 billion, or 7%, driven by decreases in debt and equity securities, partially offset by an increase in derivative instruments. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 7.1 billion, or 4%, primarily due to a decrease in reverse repurchase transactions. Net loans decreased CHF 2.8 billion, or 1%, reflecting decreases in loans to financial institutions, governments and public institutions and commercial and industrial loans in Investment Banking, partially offset by increases in loans collateralized by securities and residential mortgages in Private Banking & Wealth Management. Cash and due from banks was stable at CHF 56.6 billion. Brokerage receivables increased CHF 13.7 billion, or 23%, mainly due to higher cash collateral requirements under the Dodd-Frank Act. All other assets decreased CHF 11.5 billion, or 8%, including a decrease of CHF 11.5 billion in securities received as collateral.
Total liabilities were CHF 870.5 billion as of the end of 2Q13, down CHF 31.2 billion, or 3%, from the end of 1Q13, driven by a decrease from operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 28.6 billion.
Compared to the end of 1Q13, central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 28.1 billion, or 22%, primarily reflecting a decrease in repurchase transactions. Long-term debt decreased CHF 9.6 billion, or 7%, mainly reflecting maturing of senior and subordinated debt, partly offset by issuances of senior debt. Due to banks decreased CHF 5.6 billion, or 16%, mainly driven by a decrease in demand deposits from commercial banks. Trading liabilities decreased CHF 1.6 billion, or 2%, reflecting a decrease in short trading positions, partially offset by an increase in derivative instruments. Brokerage payables increased CHF 17.9 billion, or 24%, mainly due to the higher cash collateral requirements. Customer deposits increased CHF 11.7 billion, or 4%, mainly driven by an increase in certificates of deposits. All other liabilities decreased CHF 16.0 billion, or 14%, including decreases of CHF 11.5 billion in obligations to return securities received as collateral and CHF 3.7 billion in short-term borrowings.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.

Off-balance sheet

We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

On or about July 31, 2013, we will publish and file with the SEC our Financial Report 2Q13, which will include additional disclosures on:

– investment securities;
– loans, allowance for loan losses and credit quality;
– long-term debt;
– accumulated other comprehensive income;
– offsetting of financial assets and financial liabilities;
– tax;
– derivatives and hedging activities;
– guarantees and commitments;
– transfers of financial assets and variable interest entities;
– fair value of financial instruments; and
– assets pledged and collateral.

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments and subsequent events
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income and additional share information
Note 20 Offsetting of financial assets and financial liabilities
Note 21 Tax
Note 22 Employee deferred compensation
Note 23 Pension and other post-retirement benefits
Note 24 Derivatives and hedging activities
Note 25 Guarantees and commitments
Note 26 Transfers of financial assets and variable interest entities
Note 27 Financial instruments
Note 28 Assets pledged and collateral
Note 29 Litigation
Note 30 Subsidiary guarantee information

Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)

in	2Q13	1Q13	2Q12	6M13	6M12
Consolidated statements of operations (CHF million)
Interest and dividend income	6,219	4,824	7,044	11,043	12,339
Interest expense	(3,578)	(3,017)	(5,430)	(6,595)	(8,841)
Net interest income	2,641	1,807	1,614	4,448	3,498
Commissions and fees	3,611	3,328	3,116	6,939	6,278
Trading revenues	357	1,815	1,156	2,172	1,345
Other revenues	417	220	375	637	1,177
Net revenues	7,026	7,170	6,261	14,196	12,298
Provision for credit losses	51	22	25	73	59
Compensation and benefits	2,973	3,024	3,005	5,997	6,716
General and administrative expenses	1,901	1,754	1,673	3,655	3,326
Commission expenses	462	479	427	941	868
Total other operating expenses	2,363	2,233	2,100	4,596	4,194
Total operating expenses	5,336	5,257	5,105	10,593	10,910
Income before taxes	1,639	1,891	1,131	3,530	1,329
Income tax expense	475	510	311	985	295
Net income	1,164	1,381	820	2,545	1,034
Net income attributable to noncontrolling interests	119	78	32	197	202
Net income attributable to shareholders	1,045	1,303	788	2,348	832
Earnings per share (CHF)
Basic earnings per share	0.54	0.76	0.46	1.31	0.51
Diluted earnings per share	0.52	0.75	0.44	1.28	0.49
Consolidated statements of comprehensive income (unaudited)

in	2Q13	1Q13	2Q12	6M13	6M12
Comprehensive income (CHF million)
Net income	1,164	1,381	820	2,545	1,034
Gains/(losses) on cash flow hedges	(15)	2	(4)	(13)	10
Foreign currency translation	(166)	927	1,115	761	(2)
Unrealized gains/(losses) on securities	(14)	(7)	(47)	(21)	137
Actuarial gains/(losses)	81	70	46	151	119
Net prior service credit/(cost)	(31)	(27)	(14)	(58)	(36)
Other comprehensive income/(loss), net of tax	(145)	965	1,096	820	228
Comprehensive income	1,019	2,346	1,916	3,365	1,262
Comprehensive income attributable to noncontrolling interests	110	205	217	315	208
Comprehensive income attributable to shareholders	909	2,141	1,699	3,050	1,054

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)

end of	2Q13	1Q13	4Q12	2Q12
Assets (CHF million)
Cash and due from banks	56,584	57,242	61,763	99,038
Interest-bearing deposits with banks	1,563	1,781	1,945	2,328
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,404	180,513	183,455	226,864
Securities received as collateral, at fair value	21,675	33,199	30,045	30,191
of which encumbered	17,100	22,093	17,767	20,985
Trading assets, at fair value	245,834	264,201	256,399	284,058
of which encumbered	68,048	75,138	70,948	74,191
Investment securities	3,546	3,428	3,498	5,326
Other investments	11,628	12,084	12,022	12,773
Net loans	246,186	248,995	242,223	239,164
of which encumbered	568	552	535	602
allowance for loan losses	(900)	(916)	(922)	(928)
Premises and equipment	5,459	5,593	5,618	6,846
Goodwill	8,554	8,584	8,389	8,665
Other intangible assets	237	256	243	278
Brokerage receivables	72,247	58,538	45,768	50,411
Other assets	72,986	72,204	72,912	77,513
of which encumbered	674	722	1,495	2,120
Total assets	919,903	946,618	924,280	1,043,455

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)

end of	2Q13	1Q13	4Q12	2Q12
Liabilities and equity (CHF million)
Due to banks	29,440	35,033	31,014	41,325
Customer deposits	328,389	316,681	308,312	312,683
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	99,073	127,182	132,721	189,266
Obligation to return securities received as collateral, at fair value	21,675	33,199	30,045	30,191
Trading liabilities, at fair value	89,917	91,490	90,816	115,782
Short-term borrowings	20,976	24,657	18,641	19,184
Long-term debt	133,505	143,094	148,134	154,838
Brokerage payables	91,404	73,466	64,676	75,822
Other liabilities	56,117	56,870	57,637	62,259
Total liabilities	870,496	901,672	881,996	1,001,350
Common shares	64	54	53	51
Additional paid-in capital	27,196	23,808	23,636	21,930
Retained earnings	30,405	29,474	28,171	27,771
Treasury shares, at cost	(62)	(446)	(459)	(66)
Accumulated other comprehensive income/(loss)	(15,201)	(15,065)	(15,903)	(14,912)
Total shareholders' equity	42,402	37,825	35,498	34,774
Noncontrolling interests	7,005	7,121	6,786	7,331
Total equity	49,407	44,946	42,284	42,105

Total liabilities and equity	919,903	946,618	924,280	1,043,455

end of	2Q13	1Q13	4Q12	2Q12
Additional share information
Par value (CHF)	0.04	0.04	0.04	0.04
Authorized shares [1]	2,269,616,660	2,118,134,039	2,118,134,039	2,118,134,039
Common shares issued	1,594,295,735	1,339,652,645	1,320,829,922	1,286,599,235
Treasury shares	(2,328,381)	(27,495,313)	(27,036,831)	(3,511,364)
Shares outstanding	1,591,967,354	1,312,157,332	1,293,793,091	1,283,087,871
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity
2Q13 (CHF million)
Balance at beginning of period	54	23,808		29,474	(446)	(15,065)	37,825	7,121		44,946
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(216)		(216)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	4		4
Net income/(loss)	–	–		1,045	–	–	1,045	117	[3]	1,162
Total other comprehensive income/(loss), net of tax	–	–		–	–	(136)	(136)	(9)		(145)
Issuance of common shares	10	3,704		–	–	–	3,714	–		3,714
Sale of treasury shares	–	(19)		–	3,510	–	3,491	–		3,491
Repurchase of treasury shares	–	–		–	(3,176)	–	(3,176)	–		(3,176)
Share-based compensation, net of tax	–	(25)	[4]	–	50	–	25	–		25
Dividends paid	–	(269)	[5]	(114)	–	–	(383)	(12)		(395)
Changes in redeemable noncontrolling interests	–	(3)		–	–	–	(3)	–		(3)
Balance at end of period	64	27,196		30,405	(62)	(15,201)	42,402	7,005		49,407
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Net income attributable to noncontrolling interests excludes CHF 2 million due to redeemable noncontrolling interests.
4 Includes a net tax benefit of CHF 20 million from the excess fair value of shares delivered over recognized compensation expense.
5 Paid out of reserves from capital contributions.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
1Q13 (CHF million)
Balance at beginning of period	53	23,636	28,171	(459)	(15,903)	35,498	6,786	42,284
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(163)	(163)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	294	294
Net income/(loss)	–	–	1,303	–	–	1,303	80	1,383
Total other comprehensive income/(loss), net of tax	–	–	–	–	838	838	127	965
Issuance of common shares	1	470	–	–	–	471	–	471
Sale of treasury shares	–	(26)	–	2,209	–	2,183	–	2,183
Repurchase of treasury shares	–	–	–	(2,303)	–	(2,303)	–	(2,303)
Share-based compensation, net of tax	–	(350)	–	107	–	(243)	–	(243)
Financial instruments indexed to own shares	–	80	–	–	–	80	–	80
Dividends paid	–	–	–	–	–	–	(11)	(11)
Changes in redeemable noncontrolling interests	–	(2)	–	–	–	(2)	–	(2)
Change in scope of consolidation, net	–	–	–	–	–	–	8	8
Balance at end of period	54	23,808	29,474	(446)	(15,065)	37,825	7,121	44,946

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2Q12 (CHF million)
Balance at beginning of period	49	22,262	27,097	0	(15,823)	33,585	7,279	40,864
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44	–	–	–	44	–	44
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(194)	(194)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	42	42
Net income/(loss)	–	–	788	–	–	788	32	820
Total other comprehensive income/(loss), net of tax	–	–	–	–	911	911	185	1,096
Issuance of common shares	2	1,317	–	–	–	1,319	–	1,319
Sale of treasury shares	–	(33)	–	1,955	–	1,922	–	1,922
Repurchase of treasury shares	–	–	–	(2,128)	–	(2,128)	–	(2,128)
Share-based compensation, net of tax	–	(594)	–	107	–	(487)	(1)	(488)
Financial instruments indexed to own shares	–	(57)	–	–	–	(57)	–	(57)
Dividends paid	–	(1,011)	(114)	–	–	(1,125)	(12)	(1,137)
Changes in redeemable noncontrolling interests	–	2	–	–	–	2	–	2
Balance at end of period	51	21,930	27,771	(66)	(14,912)	34,774	7,331	42,105

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
6M13 (CHF million)
Balance at beginning of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786	42,284
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(379)	(379)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	298	298
Net income/(loss)	–	–		2,348	–	–	2,348	197	2,545
Total other comprehensive income/(loss), net of tax	–	–		–	–	702	702	118	820
Issuance of common shares	11	4,174		–	–	–	4,185	–	4,185
Sale of treasury shares	–	(45)		–	5,719	–	5,674	–	5,674
Repurchase of treasury shares	–	–		–	(5,479)	–	(5,479)	–	(5,479)
Share-based compensation, net of tax	–	(375)	[3]	–	157	–	(218)	–	(218)
Financial instruments indexed to own shares [4]	–	80		–	–	–	80	–	80
Dividends paid	–	(269)	[5]	(114)	–	–	(383)	(23)	(406)
Changes in redeemable noncontrolling interests	–	(5)		–	–	–	(5)	–	(5)
Change in scope of consolidation, net	–	–		–	–	–	–	8	8
Balance at end of period	64	27,196		30,405	(62)	(15,201)	42,402	7,005	49,407
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF 10 million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
6M12 (CHF million)
Balance at beginning of period	49	21,796	27,053	(90)	(15,134)	33,674	7,411	41,085
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44	–	–	–	44	–	44
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(311)	(311)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	49	49
Net income/(loss)	–	–	832	–	–	832	202	1,034
Total other comprehensive income/(loss), net of tax	–	–	–	–	222	222	6	228
Issuance of common shares	2	1,321	–	–	–	1,323	–	1,323
Sale of treasury shares	–	(1)	–	3,776	–	3,775	–	3,775
Repurchase of treasury shares	–	–	–	(3,862)	–	(3,862)	–	(3,862)
Share-based compensation, net of tax	–	(197)	–	110	–	(87)	(1)	(88)
Financial instruments indexed to own shares	–	(16)	–	–	–	(16)	–	(16)
Dividends paid	–	(1,011)	(114)	–	–	(1,125)	(25)	(1,150)
Changes in redeemable noncontrolling interests	–	(6)	–	–	–	(6)	–	(6)
Balance at end of period	51	21,930	27,771	(66)	(14,912)	34,774	7,331	42,105

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)

in	6M13	6M12
Operating activities of continuing operations (CHF million)
Net income	2,545	1,034
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	667	624
Provision for credit losses	73	59
Deferred tax provision	638	(106)
Share of net income from equity method investments	144	55
Trading assets and liabilities, net	17,098	(13,657)
(Increase)/decrease in other assets	(26,428)	(6,407)
Increase/(decrease) in other liabilities	22,101	6,340
Other, net	(2,224)	1,636
Total adjustments	12,069	(11,456)
Net cash provided by/(used in) operating activities of continuing operations	14,614	(10,422)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	529	(182)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14,007	10,374
Purchase of investment securities	(212)	(208)
Proceeds from sale of investment securities	36	339
Maturities of investment securities	92	167
Investments in subsidiaries and other investments	(901)	(688)
Proceeds from sale of other investments	1,617	1,112
(Increase)/decrease in loans	(3,598)	(5,975)
Proceeds from sales of loans	484	522
Capital expenditures for premises and equipment and other intangible assets	(440)	(670)
Proceeds from sale of premises and equipment and other intangible assets	8	8
Other, net	(2)	2,039
Net cash provided by/(used in) investing activities of continuing operations	11,620	6,838

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)

in	6M13	6M12
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	15,593	(2,035)
Increase/(decrease) in short-term borrowings	5,896	(7,814)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(37,364)	11,587
Issuances of long-term debt	17,259	19,667
Repayments of long-term debt	(33,622)	(28,420)
Issuances of common shares	928	1,323
Sale of treasury shares	5,128	3,775
Repurchase of treasury shares	(5,479)	(3,862)
Dividends paid	(406)	(1,151)
Other, net	(464)	(780)
Net cash provided by/(used in) financing activities of continuing operations	(32,531)	(7,710)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	1,118	(241)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(5,179)	(11,535)

Cash and due from banks at beginning of period	61,763	110,573
Cash and due from banks at end of period	56,584	99,038

Supplemental cash flow information (unaudited)

in	6M13	6M12
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	475	527
Cash paid for interest	6,596	8,578
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	2,418
Fair value of liabilities assumed	0	2,418
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	36	0
Liabilities sold	8	0

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited

Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2012 included in the Credit Suisse Annual Report 2012.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented, except with respect to the additional disclosures on investment securities, loans, allowance for loan losses and credit quality, long-term debt, accumulated other comprehensive income, offsetting of financial assets and financial liabilities, tax, derivatives and hedging activities, guarantees and commitments, transfers of financial assets and VIEs, fair value of financial instruments, and assets pledged and collateral. These disclosures will be included in the Financial Report 2Q13 to be published on the Group’s website and filed with the SEC on or about July 31, 2013. The 1Q13 consolidated statements of operations and comprehensive income, the 1Q13 and 2Q12 consolidated balance sheets and the 2Q13, 1Q13 and 2Q12 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a description of accounting standards adopted in 2012.

ASC Topic 210 – Balance Sheet
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to Accounting Standards Codification (ASC) Topic 210 – Balance Sheet. The amendments in ASU 2011-11 require an entity to prepare additional disclosures about offsetting and related arrangements. In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. The adoption of ASU 2011-11 and ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 provides the entity with an option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of ASU 2011-05 on January 1, 2012 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. The ASU specifies that the guidance in ASC Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, would apply to an entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt. The adoption of ASU 2011-10 on July 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 946 – Financial Services – Investment Companies
In June 2013, the FASB issued ASU 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU 2013-08) an update to Topic 946 – Financial Services – Investment Companies. The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. ASU 2013-08 is effective for interim and annual reporting periods beginning after December 15, 2013. The Group is currently evaluating the impact of adoption of ASU 2013-08 on the Group’s financial position, results of operations or cash flows.

Note 3 Business developments and subsequent events
On July 1, 2013, the sale of Credit Suisse's ETF business to BlackRock was completed. Related gains of approximately CHF 140 million will be recognized in 3Q13.
In April 2013, Credit Suisse announced an agreement to sell Strategic Partners, Credit Suisse’s dedicated secondary private equity business, to Blackstone. The transaction is expected to close in 3Q13.
On April 8, 2013, Credit Suisse Group AG settled and delivered 233,452,670 of Group shares in connection with the conversion of CHF 3.8 billion of MACCS. Those shares consisted of 199,964,015 newly issued shares and 33,488,655 treasury shares. Settlement of the MACCS with registered shares utilizing authorized capital decreased debt liabilities and increased shareholders’ equity.

Note 4 Discontinued operations
The Group did not discontinue any material operations in 2Q13.

Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	2Q13	1Q13	2Q12	6M13	6M12
Net revenues (CHF million)
Private Banking & Wealth Management	3,424	3,285	3,398	6,709	6,873
Investment Banking	3,400	3,945	2,751	7,345	6,710
Corporate Center	80	(131)	78	(51)	(1,488)
Noncontrolling interests without SEI	122	71	34	193	203
Net revenues	7,026	7,170	6,261	14,196	12,298
Income/(loss) before taxes (CHF million)
Private Banking & Wealth Management	917	881	977	1,798	1,928
Investment Banking	754	1,300	314	2,054	1,221
Corporate Center	(137)	(359)	(180)	(496)	(1,998)
Noncontrolling interests without SEI	105	69	20	174	178
Income/(loss) before taxes	1,639	1,891	1,131	3,530	1,329

Total assets
end of	2Q13	1Q13	4Q12	2Q12
Total assets (CHF million)
Private Banking & Wealth Management	279,340	284,588	275,683	277,922
Investment Banking	561,980	582,272	563,758	650,591
Corporate Center	74,316	75,339	80,733	110,350
Noncontrolling interests without SEI	4,267	4,419	4,106	4,592
Total assets	919,903	946,618	924,280	1,043,455
Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.

Note 6 Net interest income
in	2Q13	1Q13	2Q12	6M13	6M12
Net interest income (CHF million)
Loans	1,210	1,190	1,232	2,400	2,445
Investment securities	13	12	26	25	47
Trading assets	3,705	2,425	4,418	6,130	7,084
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	705	671	786	1,376	1,558
Other	586	526	582	1,112	1,205
Interest and dividend income	6,219	4,824	7,044	11,043	12,339
Deposits	(258)	(259)	(353)	(517)	(741)
Short-term borrowings	(17)	(80)	(16)	(97)	(36)
Trading liabilities	(1,855)	(1,243)	(3,278)	(3,098)	(4,552)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(397)	(336)	(527)	(733)	(897)
Long-term debt	(985)	(1,044)	(1,177)	(2,029)	(2,464)
Other	(66)	(55)	(79)	(121)	(151)
Interest expense	(3,578)	(3,017)	(5,430)	(6,595)	(8,841)
Net interest income	2,641	1,807	1,614	4,448	3,498

Note 7 Commissions and fees
in	2Q13	1Q13	2Q12	6M13	6M12
Commissions and fees (CHF million)
Lending business	489	441	364	930	671
Investment and portfolio management	1,068	975	1,019	2,043	1,988
Other securities business	26	27	24	53	45
Fiduciary business	1,094	1,002	1,043	2,096	2,033
Underwriting	479	419	311	898	722
Brokerage	1,121	1,048	896	2,169	1,885
Underwriting and brokerage	1,600	1,467	1,207	3,067	2,607
Other services	428	418	502	846	967
Commissions and fees	3,611	3,328	3,116	6,939	6,278

Note 8 Trading revenues
in	2Q13	1Q13	2Q12	6M13	6M12
Trading revenues (CHF million)
Interest rate products	(1,109)	1,697	636	588	304
Foreign exchange products	519	384	(554)	903	483
Equity/index-related products	571	(82)	757	489	942
Credit products	316	(360)	162	(44)	(828)
Commodity, emission and energy products	148	43	17	191	88
Other products	(88)	133	138	45	356
Trading revenues	357	1,815	1,156	2,172	1,345
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on trading revenues and managing trading risks.

Note 9 Other revenues
in	2Q13	1Q13	2Q12	6M13	6M12
Other revenues (CHF million)
Noncontrolling interests without SEI	152	64	50	216	194
Loans held-for-sale	2	(5)	(9)	(3)	(19)
Long-lived assets held-for-sale	(7)	(15)	(1)	(22)	(3)
Equity method investments	30	36	33	66	64
Other investments	82	57	130	139	362
Other	158	83	172	241	579
Other revenues	417	220	375	637	1,177

Note 10 Provision for credit losses
in	2Q13	1Q13	2Q12	6M13	6M12
Provision for credit losses (CHF million)
Provision for loan losses	49	20	24	69	51
Provision for lending-related and other exposures	2	2	1	4	8
Provision for credit losses	51	22	25	73	59

Note 11 Compensation and benefits
in	2Q13	1Q13	2Q12	6M13	6M12
Compensation and benefits (CHF million)
Salaries and variable compensation	2,504	2,611	2,571	5,115	5,885
Social security	229	222	247	451	466
Other [1]	240	191	187	431	365
Compensation and benefits [2]	2,973	3,024	3,005	5,997	6,716
1 Includes pension and other post-retirement expense of CHF 157 million, CHF 110 million, CHF 129 million, CHF 267 million and CHF 241 million in 2Q13, 1Q13, 2Q12, 6M13 and 6M12, respectively.
2
Includes severance and other compensation expense relating to headcount reductions of CHF 90 million, CHF 67 million, CHF 123 million, CHF 157 million and CHF 168 million as of 2Q13, 1Q13, 2Q12, 6M13 and 6M12, respectively.

Note 12 General and administrative expenses
in	2Q13	1Q13	2Q12	6M13	6M12
General and administrative expenses (CHF million)
Occupancy expenses	287	290	308	577	596
IT, machinery, etc.	377	385	372	762	715
Provisions and losses	273	170	13	443	82
Travel and entertainment	92	89	101	181	191
Professional services	466	454	473	920	908
Amortization and impairment of other intangible assets	7	6	7	13	21
Other	399	360	399	759	813
General and administrative expenses	1,901	1,754	1,673	3,655	3,326

Note 13 Earnings per share
in	2Q13	1Q13	2Q12	6M13	6M12
Basic net income attributable to shareholders (CHF million)
Net income attributable to shareholders	1,045	1,303	788	2,348	832
Preferred securities dividends	(114)	–	(114)	(114)	(114)
Net income attributable to shareholders for basic earnings per share	931	1,303	674	2,234	718
Available for common shares	852	1,033	615	1,918	659
Available for unvested share-based payment awards	70	93	59	164	59
Available for mandatory convertible securities [1]	9	177	–	152	–
Diluted net income attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	931	1,303	674	2,234	718
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	(17)	(5)	(13)	(22)	(14)
Net income attributable to shareholders for diluted earnings per share	914	1,298	661	2,212	704
Available for common shares	838	1,033	602	1,904	645
Available for unvested share-based payment awards	67	92	59	160	59
Available for mandatory convertible securities [1]	9	173	–	148	–
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,574.9	1,354.6	1,323.0	1,464.8	1,304.0
Dilutive contracts that may be settled in shares or cash [3]	23.1	24.9	26.4	23.5	16.7
Dilutive share options and warrants	1.9	2.0	6.4	1.9	5.5
Dilutive share awards	1.5	1.8	1.7	1.7	1.7
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,601.4	1,383.3	1,357.5	1,491.9	1,327.9
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	130.0	122.6	90.1	126.3	85.6
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	20.4	231.8	–	126.1	–
Earnings per share available for common shares (CHF)
Basic earnings per share available for common shares	0.54	0.76	0.46	1.31	0.51
Diluted earnings per share available for common shares	0.52	0.75	0.44	1.28	0.49
Prior periods have been adjusted to reflect the increase in the number of shares outstanding that arose from the 2Q13 stock dividend, as required under US GAAP.
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2 Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled.
3 Reflects weighted-average shares outstanding on PAF2 units.
4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 12.1 million, 13.7 million, 23.5 million, 12.9 million and 26.0 million for 2Q13, 1Q13, 2Q12, 6M13 and 6M12, respectively.

Note 14 Trading assets and liabilities
end of	2Q13	1Q13	4Q12	2Q12
Trading assets (CHF million)
Debt securities	116,923	132,709	135,871	160,166
Equity securities [1]	78,281	85,087	74,895	68,829
Derivative instruments [2]	39,240	33,312	33,208	42,014
Other	11,390	13,093	12,425	13,049
Trading assets	245,834	264,201	256,399	284,058
Trading liabilities (CHF million)
Short positions	49,214	52,348	51,303	67,239
Derivative instruments [2]	40,703	39,142	39,513	48,543
Trading liabilities	89,917	91,490	90,816	115,782
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	2Q13	1Q13	4Q12	2Q12
Cash collateral – netted (CHF million) [1]
Cash collateral paid	31,514	35,137	36,662	39,816
Cash collateral received	28,102	31,626	33,373	37,637
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	10,212	12,030	10,904	13,221
Cash collateral received	13,047	13,399	12,224	12,978
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Derivatives and hedging activities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
The required disclosures for investment securities will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on loans, allowance for loan losses, credit quality and impaired loans.

The required disclosures on loan purchases, reclassifications and sales, credit quality and impaired loans will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.

Loans
end of	2Q13	1Q13	4Q12	2Q12
Loans (CHF million)
Mortgages	93,602	92,703	91,872	90,618
Loans collateralized by securities	30,316	29,251	27,363	26,281
Consumer finance	7,368	7,461	6,901	7,176
Consumer	131,286	129,415	126,136	124,075
Real estate	26,971	26,561	26,725	26,116
Commercial and industrial loans	63,348	64,833	62,709	61,813
Financial institutions	22,316	24,544	24,905	25,256
Governments and public institutions	3,255	4,642	2,729	2,903
Corporate & institutional	115,890	120,580	117,068	116,088
Gross loans	247,176	249,995	243,204	240,163
Net (unearned income)/deferred expenses	(90)	(84)	(59)	(71)
Allowance for loan losses	(900)	(916)	(922)	(928)
Net loans	246,186	248,995	242,223	239,164
Gross loans by location (CHF million)
Switzerland	150,810	151,362	151,226	149,042
Foreign	96,366	98,633	91,978	91,121
Gross loans	247,176	249,995	243,204	240,163
Impaired loan portfolio (CHF million)
Non-performing loans	904	929	859	921
Non-interest-earning loans	305	324	313	298
Total non-performing and non-interest-earning loans	1,209	1,253	1,172	1,219
Restructured loans	20	20	30	36
Potential problem loans	444	508	527	519
Total other impaired loans	464	528	557	555
Gross impaired loans	1,673	1,781	1,729	1,774

Allowance for loan losses by loan portfolio
	2Q13			1Q13			2Q12
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	285	631	916	288	634	922	295	613	908
Net movements recognized in statements of operations	15	34	49	21	(1)	20	25	(1)	24
Gross write-offs	(27)	(72)	(99)	(33)	(21)	(54)	(22)	(22)	(44)
Recoveries	7	22	29	5	2	7	3	9	12
Net write-offs	(20)	(50)	(70)	(28)	(19)	(47)	(19)	(13)	(32)
Provisions for interest	0	6	6	2	5	7	2	2	4
Foreign currency translation impact and other adjustments, net	2	(3)	(1)	2	12	14	1	23	24
Balance at end of period	282	618	900	285	631	916	304	624	928
of which individually evaluated for impairment	229	447	676	232	457	689	239	443	682
of which collectively evaluated for impairment	53	171	224	53	174	227	65	181	246

	6M13			6M12
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	288	634	922	289	621	910
Net movements recognized in statements of operations	36	33	69	47	4	51
Gross write-offs	(60)	(93)	(153)	(48)	(39)	(87)
Recoveries	12	24	36	14	17	31
Net write-offs	(48)	(69)	(117)	(34)	(22)	(56)
Provisions for interest	2	11	13	5	7	12
Foreign currency translation impact and other adjustments, net	4	9	13	(3)	14	11
Balance at end of period	282	618	900	304	624	928

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2012 for further information on internal ratings and the scope of the credit quality disclosures.

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2012 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Note 17 Other assets and other liabilities
end of	2Q13	1Q13	4Q12	2Q12
Other assets (CHF million)
Cash collateral on derivative instruments	10,212	12,030	10,904	13,221
Cash collateral on non-derivative transactions	1,905	1,672	1,995	2,920
Derivative instruments used for hedging	2,387	2,667	3,930	3,435
Assets held-for-sale	23,763	20,281	20,343	20,741
of which loans	23,284	19,772	19,894	20,115
of which real estate	478	508	442	619
Assets held for separate accounts	12,032	13,023	13,414	14,410
Interest and fees receivable	5,733	5,350	5,861	6,029
Deferred tax assets	6,599	6,968	7,102	8,825
Prepaid expenses	809	862	538	706
Failed purchases	3,131	2,997	2,699	2,861
Other	6,415	6,354	6,126	4,365
Other assets	72,986	72,204	72,912	77,513
Other liabilities (CHF million)
Cash collateral on derivative instruments	13,047	13,399	12,224	12,978
Cash collateral on non-derivative transactions	1,957	1,660	1,246	1,564
Derivative instruments used for hedging	763	931	1,182	1,682
Provisions [1]	1,251	1,511	1,362	1,078
of which off-balance sheet risk	65	63	60	66
Liabilities held for separate accounts	12,032	13,023	13,414	14,410
Interest and fees payable	7,665	6,395	6,752	7,565
Current tax liabilities	853	886	863	817
Deferred tax liabilities	165	160	130	200
Failed sales	2,944	3,234	4,336	5,895
Other	15,440	15,671	16,128	16,070
Other liabilities	56,117	56,870	57,637	62,259
1 Includes provisions for bridge commitments.

Note 18 Long-term debt
end of	2Q13	1Q13	4Q12	2Q12
Long-term debt (CHF million)
Senior	102,475	111,962	115,861	120,627
Subordinated	15,580	16,624	17,741	20,351
Non-recourse liabilities from consolidated VIEs	15,450	14,508	14,532	13,860
Long-term debt	133,505	143,094	148,134	154,838
Additional information on structured notes by product will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.

Note 19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
2Q13 (CHF million)
Balance at beginning of period	(27)	(11,967)	77	(3,731)	583	(15,065)
Increase/(decrease)	(22)	(159)	(14)	15	0	(180)
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	2	2	0	66	(31)	39
Total increase/(decrease)	(15)	(157)	(14)	81	(31)	(136)
Balance at end of period	(42)	(12,124)	63	(3,650)	552	(15,201)
1Q13 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	5	754	(7)	6	0	758
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	(3)
Reclassification adjustments, included in net income	0	46	0	64	(27)	83
Total increase/(decrease)	2	800	(7)	70	(27)	838
Balance at end of period	(27)	(11,967)	77	(3,731)	583	(15,065)
2Q12 (CHF million)
Balance at beginning of period	(52)	(12,716)	283	(3,678)	340	(15,823)
Increase/(decrease)	1	930	(37)	4	0	898
Increase/(decrease) due to equity method investments	(5)	0	0	0	0	(5)
Reclassification adjustments, included in net income	0	0	(10)	42	(14)	18
Total increase/(decrease)	(4)	930	(47)	46	(14)	911
Balance at end of period	(56)	(11,786)	236	(3,632)	326	(14,912)
6M13 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	(17)	595	(21)	21	0	578
Increase/(decrease) due to equity method investments	2	0	0	0	0	2
Reclassification adjustments, included in net income	2	48	0	130	(58)	122
Total increase/(decrease)	(13)	643	(21)	151	(58)	702
Balance at end of period	(42)	(12,124)	63	(3,650)	552	(15,201)
6M12 (CHF million)
Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)
Increase/(decrease)	0	(9)	148	35	0	174
Increase/(decrease) due to equity method investments	10	0	0	0	0	10
Reclassification adjustments, included in net income	0	1	(11)	84	(36)	38
Total increase/(decrease)	10	(8)	137	119	(36)	222
Balance at end of period	(56)	(11,786)	236	(3,632)	326	(14,912)

Additional information on AOCI will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.

Additional share information
	2Q13		1Q13		2Q12		6M13		6M12
Common shares issued
Balance at beginning of period	1,339,652,645		1,320,829,922		1,224,513,920		1,320,829,922		1,224,333,062
Issuance of common shares	254,643,090		18,822,723		62,085,315		273,465,813		62,266,173
of which MACCS settlement	199,964,015		0		0		199,964,015		0
of which share-based compensation	17,126,788		18,822,723		37,889,728		35,949,511		38,070,586
Balance at end of period	1,594,295,735		1,339,652,645		1,286,599,235		1,594,295,735		1,286,599,235
Treasury shares
Balance at beginning of period	(27,495,313)		(27,036,831)		0		(27,036,831)		(4,010,074)
Sale of treasury shares	144,989,659		85,932,507		93,628,678		230,922,166		167,997,714
of which MACCS settlement	33,488,655		0		0		33,488,655		0
Repurchase of treasury shares	(121,624,269)		(90,504,926)		(101,754,767)		(212,129,195)		(172,239,045)
Share-based compensation	1,801,542		4,113,937		4,614,725		5,915,479		4,740,041
Balance at end of period	(2,328,381)		(27,495,313)		(3,511,364)		(2,328,381)		(3,511,364)
Common shares outstanding
Balance at end of period	1,591,967,354	[1]	1,312,157,332	[2]	1,283,087,871	[3]	1,591,967,354	[1]	1,283,087,871	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 662,873,212 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for BCN.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 752,676,931 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares were reserved for BCN and MACCS.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 805,730,391 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares were reserved for BCN and MACCS.

Note 20 Offsetting of financial assets and financial liabilities
The required disclosures for offsetting of financial assets and financial liabilities will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.

Note 21 Tax
The income tax expense of CHF 475 million recorded in 2Q13 mainly reflected the impact of the geographical mix of results and a tax charge relating to the re-assessment of a pre-existing deferred tax asset in Switzerland due to changes in earnings-mix assumptions in the current year. Overall, net deferred tax assets decreased CHF 374 million to CHF 6,434 million as of the end of 2Q13 compared to 1Q13. The decrease in net deferred tax assets primarily related to earnings.
The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2013, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 7.0 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 3 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; Brazil – 2008; Japan – 2008; the UK – 2006; the US – 2006; and the Netherlands – 2005.
Additional information on tax will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.

Effective tax rate
in	2Q13	1Q13	2Q12	6M13	6M12
Effective tax rate (%)
Effective tax rate	29.0	27.0	27.5	27.9	22.2

Net deferred tax assets
end of	2Q13	1Q13
Net deferred tax assets (CHF million)
Deferred tax assets	6,599	6,968
of which net operating losses	1,857	1,915
of which deductible temporary differences	4,742	5,053
Deferred tax liabilities	(165)	(160)
Net deferred tax assets	6,434	6,808

Note 22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.
> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q13 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	2Q13	1Q13	2Q12	6M13	6M12
Deferred compensation expense (CHF million)
Share awards	203	254	211	457	417
Performance share awards	126	204	96	330	199
Plus Bond awards [1]	6	10	0	16	0
2011 Partner Asset Facility awards [2]	(23)	(7)	(19)	(30)	515
Adjustable Performance Plan share awards	16	5	0	21	0
Adjustable Performance Plan cash awards [3]	2	(3)	98	(1)	206
Restricted Cash Awards	37	54	45	91	86
Scaled Incentive Share Units	17	7	32	24	62
Incentive Share Units [3]	0	(2)	15	(2)	34
2008 Partner Asset Facility awards [2]	11	42	12	53	61
Other cash awards	120	117	71	237	161
Total deferred compensation expense	515	681	561	1,196	1,741
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
3 Includes clawbacks.

Estimated unrecognized deferred compensation expense
end of	2Q13
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	1,183
Performance share awards	494
Plus Bond awards	28
Adjustable Performance Plan share awards	26
Adjustable Performance Plan cash awards	33
Restricted Cash Awards	206
Scaled Incentive Share Units	33
Other cash awards	160
Total	2,163

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.8

Share-based award activity
	2Q13					6M13
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards	SISU awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activities
Balance at beginning of period	80.8	44.8	21.2	5.8	2.3	55.8	23.3	30.8		9.6	3.6
Granted	0.3	0.0	0.0	0.0	0.0	39.2	26.6	1.2	[1]	0.0	0.0
Settled	(4.9)	(2.8)	(6.5)	(1.1)	(0.5)	(18.1)	(7.6)	(17.2)		(4.8)	(1.7)
Forfeited	(0.7)	(0.3)	(0.1)	0.0	(0.1)	(1.4)	(0.6)	(0.2)		(0.1)	(0.2)
Balance at end of period	75.5	41.7	14.6	4.7	1.7	75.5	41.7	14.6		4.7	1.7
of which vested	4.1	1.4	0.7	1.1	0.1	4.1	1.4	0.7		1.1	0.1
of which unvested	71.4	40.3	13.9	3.6	1.6	71.4	40.3	13.9		3.6	1.6
1 Represents additional units earned in 1Q13 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Note 23 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 471 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2013. As of the end of 2Q13, CHF 230 million of contributions had been made.

Components of total pension costs
in	2Q13	1Q13	2Q12	6M13	6M12
Total pension costs (CHF million)
Service costs on benefit obligation	94	94	95	188	190
Interest costs on benefit obligation	108	109	128	217	256
Expected return on plan assets	(184)	(184)	(196)	(368)	(390)
Amortization of recognized prior service cost/(credit)	(23)	(23)	(13)	(46)	(27)
Amortization of recognized actuarial losses	87	86	58	173	115
Net periodic pension costs	82	82	72	164	144
Settlement losses/(gains)	1	0	0	1	0
Curtailment losses/(gains)	(17)	(11)	(4)	(28)	(19)
Special termination benefits	4	8	0	12	6
Total pension costs	70	79	68	149	131

Note 24 Derivatives and hedging activities
The required disclosures for derivatives and hedging activities and related contingent credit risk will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

Note 25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q13 (CHF million)
Credit guarantees and similar instruments	10,409	2,371	12,780	12,552		9	1,932
Performance guarantees and similar instruments	4,783	4,308	9,091	8,188		83	3,012
Securities lending indemnifications	12,578	0	12,578	12,578		0	12,578
Derivatives [2]	17,793	17,842	35,635	35,635		1,132	–	[3]
Other guarantees	3,862	1,222	5,084	5,070		3	2,628
Total guarantees	49,425	25,743	75,168	74,023		1,227	20,150
4Q12 (CHF million)
Credit guarantees and similar instruments	10,104	2,483	12,587	12,200		53	1,920
Performance guarantees and similar instruments	5,160	4,371	9,531	8,793		139	3,336
Securities lending indemnifications	12,211	0	12,211	12,211		0	12,211
Derivatives [2]	21,197	14,218	35,415	35,415		985	–	[3]
Other guarantees	4,297	1,122	5,419	5,397		3	2,812
Total guarantees	52,969	22,194	75,163	74,016		1,180	20,279
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2012 to June 30, 2013 was CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2013 to June 30, 2014, the Group’s share in the deposit insurance guarantee program based on FINMA’s estimate will be CHF 0.6 billion.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In 1Q12, the Group entered into the 2011 Partner Asset Facility (PAF2) transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.
The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic collateralized debt obligation (CDO) trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Group’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Group for counterparty risk management. As of the end of 2Q13, the carrying value of the PAF2 awards was CHF 598 million. The amount of the PAF2 awards compensation expense for 2Q13 was a credit of CHF 17 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 22 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.
The Group has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer is calculated using the same model as for the PAF2 awards. As of the end of 2Q13, the CDS had a positive replacement value of CHF 17 million. The Group also has a credit support facility with this entity that allows the Group to provide credit support in connection with other assets that are commonly financed through the issuance of commercial paper (CP) and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances include: (i) a disruption of the CP market such that the entity cannot issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeds certain thresholds and the Group instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider is downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. As of the end of 2Q13, the carrying value of the credit support facility included in this table was zero (in million Swiss francs). The transaction overall is a four-year transaction, but can be extended to nine years. The Group has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.
In December 2012, the BCBS published updated regulatory guidance that makes the PAF2 transaction as currently structured ineligible for counterparty credit spread hedging under the Basel III framework. As a result of this new guidance, the Group has the right to exercise the regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value. The Group is in the process of negotiating a restructuring of the transaction in order for the PAF2 transaction as a whole to remain an eligible counterparty credit spread hedge under Basel III. If a restructuring is not completed, the Group may terminate the transaction.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and

non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.

Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Additional information on representations and warranties on residential mortgage loans sold will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a description of these commitments.

Other commitments
	2Q13							4Q12
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,660	29	5,689		5,574		3,160	6,217	41	6,258		6,061		3,219
Loan commitments	170,538	74,593	245,131	[2]	239,693		163,905	169,462	67,648	237,110	[2]	231,639		153,460
Forward reverse repurchase agreements	43,192	0	43,192		43,192		43,192	45,556	0	45,556		45,556		45,556
Other commitments	3,807	1,531	5,338		5,338		167	949	1,612	2,561		2,561		131
Total other commitments	223,197	76,153	299,350		293,797		210,424	222,184	69,301	291,485		285,817		202,366
1 Total net amount is computed as the gross amount less any participations.
2
Includes CHF 140,510 million and CHF 139,709 million of unused credit limits as of the end of 2Q13 and 4Q12, respectively, which were revocable at the Group's sole discretion upon notice to the client.

Note 26 Transfers of financial assets and variable interest entities
The required disclosures for transfers of financial assets and variable interest entities will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets

Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for a detailed description of continuing involvement in transferred financial assets.

Variable interest entities

As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 21 days and 27 days as of 2Q13 and 4Q12, respectively. As of 2Q13 and 4Q12, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto and equipment loans or leases, student loans, residential mortgages and advance financing receivables. As of 2Q13 and 4Q12, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 1.5 years and 2.9 years as of 2Q13 and 4Q12, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Note 27 Financial instruments

Concentrations of credit risk

Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on the Group’s concentrations of credit risk.

Fair value measurement

The required disclosures for the fair value of financial instruments will be included in the Financial Report 2Q13, which will be published on the Group’s website and filed with the SEC on or about July 31, 2013.
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Note 28 Assets pledged and collateral
The required disclosures for assets pledged and collateral will be included in the Financial Report 2Q13, which will be published on our website and filed with the SEC on or about July 31, 2013.
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 and updated in subsequent quarterly reports (including below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues litigation provisions (including estimated fees and expenses of external lawyers and other service providers) and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings, the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 37 referenced above and updated in quarterly reports and below for which the Group believes an estimate is possible is zero to CHF 2.3 billion.
In 2Q13, the Group recorded net litigation provisions of CHF 155 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Individual investor actions
On April 24, 2013, the Supreme Court of the State of New York, New York County (SCNY) dismissed the action brought by Phoenix Light SF Ltd. and affiliated entities against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates, although plaintiffs were granted leave to replead. On May 28, 2013, The Union Central Life Insurance Company and affiliated entities filed a letter motion to propose a second amended complaint in the action brought against CSS LLC and its affiliates and employees. On May 13, 2013, following a settlement, a West Virginia state court dismissed with prejudice the action brought by West Virginia Investment Management Board against CSS LLC. On June 20, 2013, the US District Court for the Central District of California dismissed in part the action pending in such court against CSS LLC brought by the FDIC, as receiver for Colonial Bank; the remaining claims relate to approximately USD 34 million of the RMBS at issue (approximately 12% of the USD 283 million at issue against all defendants in the operative pleading).

Repurchase litigations
On May 31, 2013, Asset Backed Securities Corporation Home Equity Loan Trust Series AMQ 2007-HE2 filed an action against DLJ Mortgage Capital, Inc. (DLJ) in the SCNY, alleging that DLJ breached representations and warranties in respect of certain mortgage loans and failed to repurchase such mortgage loans as required under the applicable agreements. No damages amount is alleged.

Auction Rate Securities
On May 22, 2013, the Group and Elbit Systems Ltd (Elbit) settled Elbit’s lawsuit in the US District Court for the Southern District of New York seeking approximately USD 16 million related to the purchase of auction rate securities, alleging federal securities law claims and state law aiding and abetting fraud and unjust enrichment causes of action.

Tax matters
Credit Suisse has been responding to subpoenas and other requests for information from the United States Department of Justice (DOJ), SEC and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities are investigating possible violations of US tax and securities laws. In particular, the DOJ is investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC is investigating whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees have been indicted and one former employee pleaded guilty to conduct while employed at other financial institutions that did not involve Credit Suisse. Credit Suisse received a grand jury target letter from the DOJ. We understand that certain US authorities are also investigating other Swiss and non-US financial institutions. We have been conducting an internal investigation and are continuing to cooperate with the authorities both in the US and Switzerland to resolve this matter in a responsible manner that complies with our legal obligations. Our provision of Swiss-based information to these US authorities has been in accordance with permission granted by Swiss authorities including the Swiss Federal Council. In early July 2013 the Federal Council announced that it would also provide permission to banks, including Credit Suisse, to transmit information on the destination of assets of US clients who closed their Swiss bank account. Credit Suisse has applied for and received such permission from the Federal Council.

Singapore MAS matter
On June 14, 2013, the Monetary Authority of Singapore (MAS) announced it was taking supervisory action against 20 banks for various deficiencies relating to the benchmark processes regarding the Singapore dollar interest rate benchmarks, Singapore Interbank Offered Rates and Swap Offered Rates, and the foreign exchange spot benchmarks commonly used to settle Non-Deliverable Forward foreign exchange contracts. Credit Suisse AG Singapore Branch (CSSB) was one of the named banks. The MAS censured the banks and directed them to adopt measures to address these deficiencies. The MAS has also required 19 of the 20 banks, including CSSB, to set aside additional statutory reserves for a period of one year. CSSB, along with six other panel banks, has been calibrated in the third of five tiers by the MAS and required to set aside additional statutory reserves of SGD 400-600 million, which were deposited with the MAS in a non-interest bearing account. These additional reserves will be returned to each bank within one year, assuming it has satisfied the MAS that it has adopted sufficient measures to address the identified deficiencies.

CDS-related matters
In July 2013, the Directorate General for Competition of the European Commission (DG Comp) issued a Statement of Objections (SO) to various entities of thirteen CDS dealer banks, certain Markit entities and the International Swaps and Derivatives Association, Inc. (ISDA) in relation to DG Comp’s investigation into possible violations of competition law by certain CDS market participants. Certain Credit Suisse entities were among the named bank entities. The SO marks the commencement of enforcement proceedings in respect of what DG Comp alleges were unlawful attempts to prevent the development of exchange traded platforms for CDS between 2006 and 2009. The next step in the process is for the named entities to provide written responses.
In addition, certain Credit Suisse entities, as well as other banks, have been named in civil litigation in the US. Further, Credit Suisse (USA), Inc. has received civil investigative demands from the DOJ.

Note 30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 2Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,690	4,392		6,082	13		124		6,219
Interest expense	(1,053)	(2,507)		(3,560)	(11)		(7)		(3,578)
Net interest income	637	1,885		2,522	2		117		2,641
Commissions and fees	1,076	2,488		3,564	1		46		3,611
Trading revenues	(466)	822		356	0		1		357
Other revenues	280	139		419	1,039	[2]	(1,041)		417
Net revenues	1,527	5,334		6,861	1,042		(877)		7,026
Provision for credit losses	2	33		35	0		16		51
Compensation and benefits	896	1,989		2,885	18		70		2,973
General and administrative expenses	508	1,416		1,924	(34)		11		1,901
Commission expenses	58	401		459	0		3		462
Total other operating expenses	566	1,817		2,383	(34)		14		2,363
Total operating expenses	1,462	3,806		5,268	(16)		84		5,336
Income/(loss) before taxes	63	1,495		1,558	1,058		(977)		1,639
Income tax expense/(benefit)	(28)	483		455	13		7		475
Net income/(loss)	91	1,012		1,103	1,045		(984)		1,164
Net income/(loss) attributable to noncontrolling interests	98	222		320	0		(201)		119
Net income/(loss) attributable to shareholders	(7)	790		783	1,045		(783)		1,045
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	91	1,012		1,103	1,045	(984)		1,164
Gains/(losses) on cash flow hedges	0	(21)		(21)	6	0		(15)
Foreign currency translation	(15)	(151)		(166)	0	0		(166)
Unrealized gains/(losses) on securities	0	(6)		(6)	0	(8)		(14)
Actuarial gains/(losses)	10	4		14	0	67		81
Net prior service credit/(cost)	0	0		0	0	(31)		(31)
Other comprehensive income/(loss), net of tax	(5)	(174)		(179)	6	28		(145)
Comprehensive income/(loss)	86	838		924	1,051	(956)		1,019
Comprehensive income/(loss) attributable to noncontrolling interests	94	201		295	0	(185)		110
Comprehensive income/(loss) attributable to shareholders	(8)	637		629	1,051	(771)		909
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 2Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,996	4,909		6,905	21		118		7,044
Interest expense	(1,175)	(4,232)		(5,407)	(19)		(4)		(5,430)
Net interest income	821	677		1,498	2		114		1,614
Commissions and fees	913	2,144		3,057	3		56		3,116
Trading revenues	(497)	1,578		1,081	0		75		1,156
Other revenues	129	232		361	789	[2]	(775)		375
Net revenues	1,366	4,631		5,997	794		(530)		6,261
Provision for credit losses	0	10		10	0		15		25
Compensation and benefits	814	2,171		2,985	23		(3)		3,005
General and administrative expenses	383	1,295		1,678	(24)		19		1,673
Commission expenses	58	365		423	1		3		427
Total other operating expenses	441	1,660		2,101	(23)		22		2,100
Total operating expenses	1,255	3,831		5,086	0		19		5,105
Income/(loss) before taxes	111	790		901	794		(564)		1,131
Income tax expense	33	221		254	6		51		311
Net income/(loss)	78	569		647	788		(615)		820
Net income/(loss) attributable to noncontrolling interests	13	70		83	0		(51)		32
Net income/(loss) attributable to shareholders	65	499		564	788		(564)		788
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	78	569		647	788	(615)		820
Gains/(losses) on cash flow hedges	0	2		2	(5)	(1)		(4)
Foreign currency translation	999	108		1,107	0	8		1,115
Unrealized gains/(losses) on securities	0	(52)		(52)	0	5		(47)
Actuarial gains/(losses)	10	4		14	0	32		46
Net prior service credit/(cost)	0	0		0	0	(14)		(14)
Other comprehensive income/(loss), net of tax	1,009	62		1,071	(5)	30		1,096
Comprehensive income/(loss)	1,087	631		1,718	783	(585)		1,916
Comprehensive income/(loss) attributable to noncontrolling interests	208	262		470	0	(253)		217
Comprehensive income/(loss) attributable to shareholders	879	369		1,248	783	(332)		1,699
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 6M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,402	7,370		10,772	27		244		11,043
Interest expense	(2,027)	(4,467)		(6,494)	(23)		(78)		(6,595)
Net interest income	1,375	2,903		4,278	4		166		4,448
Commissions and fees	2,030	4,810		6,840	3		96		6,939
Trading revenues	(459)	2,623		2,164	0		8		2,172
Other revenues	497	163		660	2,314	[2]	(2,337)		637
Net revenues	3,443	10,499		13,942	2,321		(2,067)		14,196
Provision for credit losses	2	35		37	0		36		73
Compensation and benefits	1,821	4,102		5,923	32		42		5,997
General and administrative expenses	1,015	2,679		3,694	(74)		35		3,655
Commission expenses	121	814		935	0		6		941
Total other operating expenses	1,136	3,493		4,629	(74)		41		4,596
Total operating expenses	2,957	7,595		10,552	(42)		83		10,593
Income/(loss) before taxes	484	2,869		3,353	2,363		(2,186)		3,530
Income tax expense	71	868		939	15		31		985
Net income/(loss)	413	2,001		2,414	2,348		(2,217)		2,545
Net income/(loss) attributable to noncontrolling interests	167	368		535	0		(338)		197
Net income/(loss) attributable to shareholders	246	1,633		1,879	2,348		(1,879)		2,348
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 6M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	413	2,001		2,414	2,348	(2,217)		2,545
Gains/(losses) on cash flow hedges	0	(17)		(17)	4	0		(13)
Foreign currency translation	724	44		768	0	(7)		761
Unrealized gains/(losses) on securities	0	(10)		(10)	0	(11)		(21)
Actuarial gains/(losses)	20	8		28	0	123		151
Net prior service cost	0	0		0	0	(58)		(58)
Other comprehensive income/(loss), net of tax	744	25		769	4	47		820
Comprehensive income/(loss)	1,157	2,026		3,183	2,352	(2,170)		3,365
Comprehensive income/(loss) attributable to noncontrolling interests	286	479		765	0	(450)		315
Comprehensive income/(loss) attributable to shareholders	871	1,547		2,418	2,352	(1,720)		3,050
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 6M12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,837	8,224		12,061	52		226		12,339
Interest expense	(2,209)	(6,576)		(8,785)	(50)		(6)		(8,841)
Net interest income	1,628	1,648		3,276	2		220		3,498
Commissions and fees	1,873	4,285		6,158	5		115		6,278
Trading revenues	243	1,198		1,441	0		(96)		1,345
Other revenues	415	747		1,162	817	[2]	(802)		1,177
Net revenues	4,159	7,878		12,037	824		(563)		12,298
Provision for credit losses	(4)	36		32	0		27		59
Compensation and benefits	1,973	4,718		6,691	35		(10)		6,716
General and administrative expenses	800	2,520		3,320	(53)		59		3,326
Commission expenses	114	746		860	1		7		868
Total other operating expenses	914	3,266		4,180	(52)		66		4,194
Total operating expenses	2,887	7,984		10,871	(17)		56		10,910
Income/(loss) before taxes	1,276	(142)		1,134	841		(646)		1,329
Income tax expense/(benefit)	432	(155)		277	9		9		295
Net income/(loss)	844	13		857	832		(655)		1,034
Net income/(loss) attributable to noncontrolling interests	199	89		288	0		(86)		202
Net income/(loss) attributable to shareholders	645	(76)		569	832		(569)		832
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 6M12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	844	13		857	832	(655)		1,034
Gains/(losses) on cash flow hedges	0	1		1	10	(1)		10
Foreign currency translation	169	(282)		(113)	0	111		(2)
Unrealized gains/(losses) on securities	0	122		122	0	15		137
Actuarial gains/(losses)	19	7		26	0	93		119
Net prior service cost	(1)	1		0	0	(36)		(36)
Other comprehensive income/(loss), net of tax	187	(151)		36	10	182		228
Comprehensive income/(loss)	1,031	(138)		893	842	(473)		1,262
Comprehensive income/(loss) attributable to noncontrolling interests	229	102		331	0	(123)		208
Comprehensive income/(loss) attributable to shareholders	802	(240)		562	842	(350)		1,054
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,942	52,587		57,529	3	(948)		56,584
Interest-bearing deposits with banks	86	2,222		2,308	0	(745)		1,563
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	121,158	52,237		173,395	0	9		173,404
Securities received as collateral	22,502	(827)		21,675	0	0		21,675
Trading assets	86,589	159,423		246,012	0	(178)		245,834
Investment securities	0	2,072		2,072	0	1,474		3,546
Other investments	5,801	5,629		11,430	40,916	(40,718)		11,628
Net loans	21,967	207,776		229,743	4,175	12,268		246,186
Premises and equipment	1,026	4,234		5,260	0	199		5,459
Goodwill	601	7,075		7,676	0	878		8,554
Other intangible assets	86	151		237	0	0		237
Brokerage receivables	37,474	34,772		72,246	0	1		72,247
Other assets	19,835	52,798		72,633	242	111		72,986
Total assets	322,067	580,149		902,216	45,336	(27,649)		919,903
Liabilities and equity (CHF million)
Due to banks	247	29,307		29,554	2,451	(2,565)		29,440
Customer deposits	0	316,482		316,482	0	11,907		328,389
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	111,386	(12,313)		99,073	0	0		99,073
Obligation to return securities received as collateral	22,502	(827)		21,675	0	0		21,675
Trading liabilities	19,154	70,789		89,943	0	(26)		89,917
Short-term borrowings	29,994	(9,018)		20,976	0	0		20,976
Long-term debt	36,228	96,561		132,789	418	298		133,505
Brokerage payables	68,473	22,931		91,404	0	0		91,404
Other liabilities	11,811	44,052		55,863	65	189		56,117
Total liabilities	299,795	557,964		857,759	2,934	9,803		870,496
Total shareholders' equity	18,531	18,056		36,587	42,402	(36,587)		42,402
Noncontrolling interests	3,741	4,129		7,870	0	(865)		7,005
Total equity	22,272	22,185		44,457	42,402	(37,452)		49,407

Total liabilities and equity	322,067	580,149		902,216	45,336	(27,649)		919,903
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,388	56,988		61,376	19	368		61,763
Interest-bearing deposits with banks	86	3,633		3,719	0	(1,774)		1,945
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	124,976	58,470		183,446	0	9		183,455
Securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading assets	87,958	168,644		256,602	0	(203)		256,399
Investment securities	0	1,939		1,939	0	1,559		3,498
Other investments	5,899	5,917		11,816	35,088	(34,882)		12,022
Net loans	22,945	204,553		227,498	4,459	10,266		242,223
Premises and equipment	1,062	4,354		5,416	0	202		5,618
Goodwill	581	6,929		7,510	0	879		8,389
Other intangible assets	77	166		243	0	0		243
Brokerage receivables	20,545	25,223		45,768	0	0		45,768
Other assets	15,469	57,313		72,782	173	(43)		72,912
Total assets	318,966	589,194		908,160	39,739	(23,619)		924,280
Liabilities and equity (CHF million)
Due to banks	164	30,410		30,574	3,753	(3,313)		31,014
Customer deposits	1	297,689		297,690	0	10,622		308,312
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	127,666	5,055		132,721	0	0		132,721
Obligation to return securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading liabilities	23,332	67,759		91,091	0	(275)		90,816
Short-term borrowings	20,102	(5,264)		14,838	0	3,803		18,641
Long-term debt	35,485	111,512		146,997	437	700		148,134
Brokerage payables	44,400	20,276		64,676	0	0		64,676
Other liabilities	12,008	45,359		57,367	51	219		57,637
Total liabilities	298,138	567,861		865,999	4,241	11,756		881,996
Total shareholders' equity	17,318	17,449		34,767	35,498	(34,767)		35,498
Noncontrolling interests	3,510	3,884		7,394	0	(608)		6,786
Total equity	20,828	21,333		42,161	35,498	(35,375)		42,284

Total liabilities and equity	318,966	589,194		908,160	39,739	(23,619)		924,280
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 6M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	1,908	12,669		14,577	169	[2]	(132)		14,614
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	3	1,556		1,559	0		(1,030)		529
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	7,978	6,029		14,007	0		0		14,007
Purchase of investment securities	0	(212)		(212)	0		0		(212)
Proceeds from sale of investment securities	0	36		36	0		0		36
Maturities of investment securities	0	39		39	0		53		92
Investments in subsidiaries and other investments	224	(863)		(639)	0		(262)		(901)
Proceeds from sale of other investments	910	438		1,348	32		237		1,617
(Increase)/decrease in loans	1,739	(3,513)		(1,774)	541		(2,365)		(3,598)
Proceeds from sales of loans	0	484		484	0		0		484
Capital expenditures for premises and equipment and other intangible assets	(119)	(317)		(436)	0		(4)		(440)
Proceeds from sale of premises and equipment and other intangible assets	0	8		8	0		0		8
Other, net	(61)	59		(2)	0		0		(2)
Net cash provided by/(used in) investing activities of continuing operations	10,674	3,744		14,418	573		(3,371)		11,620
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	76	14,745		14,821	(1,314)		2,086		15,593
Increase/(decrease) in short-term borrowings	9,118	(3,222)		5,896	0		0		5,896
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20,405)	(16,959)		(37,364)	0		0		(37,364)
Issuances of long-term debt	679	16,338		17,017	5		237		17,259
Repayments of long-term debt	(1,974)	(31,113)		(33,087)	(288)		(247)		(33,622)
Issuances of common shares	0	0		0	928		0		928
Sale of treasury shares	0	0		0	38		5,090		5,128
Repurchase of treasury shares	0	0		0	(192)		(5,287)		(5,479)
Dividends paid/capital repayments	0	(147)		(147)	(154)		(105)		(406)
Other, net	323	(1,417)		(1,094)	221		409		(464)
Net cash provided by/(used in) financing activities of continuing operations	(12,183)	(21,775)		(33,958)	(756)		2,183		(32,531)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	155	961		1,116	(2)		4		1,118
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	554	(4,401)		(3,847)	(16)		(1,316)		(5,179)

Cash and due from banks at beginning of period	4,388	56,988		61,376	19		368		61,763
Cash and due from banks at end of period	4,942	52,587		57,529	3		(948)		56,584
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 161 million and CHF 21 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows
in 6M12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(8,011)	(2,032)		(10,043)	190	[2]	(569)		(10,422)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	(268)		(269)	0		87		(182)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(6,167)	16,522		10,355	0		19		10,374
Purchase of investment securities	0	(25)		(25)	0		(183)		(208)
Proceeds from sale of investment securities	0	339		339	0		0		339
Maturities of investment securities	0	106		106	0		61		167
Investments in subsidiaries and other investments	(163)	(452)		(615)	(45)		(28)		(688)
Proceeds from sale of other investments	608	448		1,056	0		56		1,112
(Increase)/decrease in loans	2,084	(7,469)		(5,385)	719		(1,309)		(5,975)
Proceeds from sales of loans	0	522		522	0		0		522
Capital expenditures for premises and equipment and other intangible assets	(170)	(494)		(664)	0		(6)		(670)
Proceeds from sale of premises and equipment and other intangible assets	2	6		8	0		0		8
Other, net	214	1,817		2,031	28		(20)		2,039
Net cash provided by/(used in) investing activities of continuing operations	(3,593)	11,052		7,459	702		(1,323)		6,838
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	213	(3,220)		(3,007)	(586)		1,558		(2,035)
Increase/(decrease) in short-term borrowings	678	(8,492)		(7,814)	0		0		(7,814)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,780	(4,193)		11,587	0		0		11,587
Issuances of long-term debt	444	18,550		18,994	5		668		19,667
Repayments of long-term debt	(3,727)	(23,712)		(27,439)	(660)		(321)		(28,420)
Issuances of common shares	0	0		0	1,323		0		1,323
Sale of treasury shares	0	0		0	361		3,414		3,775
Repurchase of treasury shares	0	0		0	(472)		(3,390)		(3,862)
Dividends paid/capital repayments	0	(176)		(176)	(944)		(31)		(1,151)
Excess tax benefits related to share-based compensation	0	14		14	0		(14)		0
Other, net	(1,467)	615		(852)	77		(5)		(780)
Net cash provided by/(used in) financing activities of continuing operations	11,921	(20,614)		(8,693)	(896)		1,879		(7,710)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	31	(228)		(197)	57		(101)		(241)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	348	(11,822)		(11,474)	53		(114)		(11,535)

Cash and due from banks at beginning of period	3,698	107,526		111,224	13		(664)		110,573
Cash and due from banks at end of period	4,046	95,704		99,750	66		(778)		99,038
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 166 million and CHF 46 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

List of abbreviations

A
ABS	Asset-Backed Securities
ADS	American Depositary Share
AGM	Annual General Meeting
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BCN	Buffer capital notes
BIS	Bank for International Settlements
BoJ	Bank of Japan
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CRD	Capital Requirement Directive
CSI	Credit Suisse International
CSSB	Credit Suisse AG Singapore Branch
CSSEL	Credit Suisse Securities (Europe) Limited
CVA	Credit valuation adjustment
D
DLJ	DLJ Mortgage Capital, Inc.
DOJ	United States Department of Justice
DVA	Debit valuation adjustment
E
EC	European Commission
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ESMA	European Securities and Markets Authority
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-7	Group of seven leading industry nations
G-SIB	Global systemically important banks
GSE	Government-sponsored enterprise

I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association, Inc.
ISU	Incentive Share Unit
IT	Information technology
K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
MACCS	Mandatory and contingent convertible securities
MAS	Monetary Authority of Singapore
M&A	Mergers and acquisitions
N
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PAF2	2011 Partner Asset Facility
PRV	Positive replacement value
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court of the State of New York, New York County
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SISU	Scaled Incentive Share Unit
SNB	Swiss National Bank
SO	Statement of Objections
SPE	Special purpose entity
U
UK	United Kingdom
UHNWI	Ultra-high-net-worth individual
US	United States of America
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-risk
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information

Share data
	in / end of
	6M13	2012		2011		2010
Share price (common shares, CHF)
Average	25.95	21.23		31.43		45.97
Minimum	22.90	16.01		19.65		37.04
Maximum	29.25	27.20		44.99		56.40
End of period	25.05	22.26		22.07		37.67
Share price (American Depositary Shares, USD)
Average	27.64	22.70		35.36		44.16
Minimum	24.56	16.20		21.20		36.54
Maximum	30.26	29.69		47.63		54.57
End of period	26.46	24.56		23.48		40.41
Market capitalization
Market capitalization (CHF million)	39,937	29,402		27,021		44,683
Market capitalization (USD million)	42,185	32,440		28,747		47,933
Dividend per share (CHF)
Dividend per share	–	0.75	[1,3]	0.75	[2,3]	1.30	[3]
1 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
2 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
3 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.

Bond ratings
as of July 24, 2013	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	A-	A
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Stable	Stable	Stable

Financial calendar and contacts

Financial calendar
Third quarter 2013 results	Thursday, October 24, 2013
Fourth quarter / Full year 2013 results	Thursday, February 6, 2014

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
Publikationenbestellungen/TLSA 221
P.O. Box
8070 Zurich
Switzerland

US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	Credit Suisse c/o
American Stock Transfer & Trust Co.
Peck Slip Station
P.O. Box 2050
New York, NY 10272-2050
United States
US and Canada phone	+1 800 301 35 17
Phone from outside US and Canada	+1 718 921 81 37
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-Mail	robert.rohner@credit-suisse.com

Foreign currency translation rates
	End of				Average in			Average in
	2Q13	1Q13	4Q12	2Q12	2Q13	1Q13	2Q12	6M13	6M12
1 USD / 1 CHF	0.95	0.95	0.92	0.95	0.95	0.92	0.93	0.93	0.92
1 EUR / 1 CHF	1.23	1.22	1.21	1.20	1.23	1.22	1.20	1.23	1.20
1 GBP / 1 CHF	1.44	1.44	1.48	1.48	1.45	1.44	1.48	1.44	1.46
100 JPY / 1 CHF	0.95	1.01	1.06	1.19	0.96	1.01	1.17	0.99	1.17

Cautionary statement regarding forward-looking information

This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors“ in I – Information on the company in our Annual Report 2012.

Our 2012 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile 2012, is available on our website www.credit-suisse.com/investors

Photography: Alberto Venzago

Production: Management Digital Data AG

Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com

5520134 English